================================================================================
This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, and is subject to completion or amendment.
================================================================================



                    SUBJECT TO COMPLETION DATED JULY 13, 2000

[OBJECT OMITTED]

Prospectus Supplement
 (To Prospectus dated July 13, 2000)

[GRAPHIC OMITTED]





$300,000,000
    8-3/8% Notes due 2003
Issue price:  99.762%
$250,000,000
    8-1/2% Notes due 2005
Issue price:  99.736%

Interest payable February 1 and August 1


The 8-3/8% Notes will mature on August 1, 2003 and the 8-1/2% Notes will mature on August 1, 2005. Interest will accrue from July 25, 2000. The 8-3/8% Notes will not be redeemable prior to maturity. We may redeem the 8-1/2% Notes in whole or in part at any time at the redemption prices described on page S-20. We will issue the Notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
                                   Price to        Discounts and    Proceeds to
                                   Public          Commissions      Earthgrains
--------------------------------------------------------------------------------
 Per 8-3/8% Note                   99.762%            .450%           99.312%
--------------------------------------------------------------------------------
 Total                             $1,350,000      $297,936,000    $299,286,000
--------------------------------------------------------------------------------
 Per 8-1/2% Note                   99.736%            .600%           99.136%
--------------------------------------------------------------------------------
 Total                             $249,340,000    $150,000,000    $247,840,000
--------------------------------------------------------------------------------

We do not intend to apply for listing of the Notes on any national securities exchange. Currently, there is no public market for the Notes.

We expect that delivery of the Notes will be made to investors on or about July 25, 2000.

J.P. Morgan & Co.
            Banc of America Securities LLC
                              Banc One Capital Markets, Inc.
                                               Chase Securities Inc.
                                                                 UBS Warburg LLC

July 20, 2000

     You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.


                                TABLE OF CONTENTS

                              Prospectus Supplement

Summary of the Offering......................................................S-3
The Earthgrains Company......................................................S-4
Recent Developments..........................................................S-8
Selected Financial Information...............................................S-8
Pro Forma Income Statement..................................................S-12
Capitalization..............................................................S-13
Use of Proceeds.............................................................S-13
Management's Discussion and Analysis of Results of Operations
   and Financial Condition Fiscal Year Ended March 28, 2000 ................S-14
The Notes...................................................................S-20
Underwriting................................................................S-22
Legal Counsel...............................................................S-23




                                   Prospectus


Table of Contents..............................................................2
Where You Can Find More Information............................................2
Risk Factors...................................................................3
Information About Earthgrains..................................................5
Information About Earthgrains Financing I......................................6
Use of Proceeds................................................................7
Ratio of Earnings to Fixed Charges.............................................8
Description of Capital Stock...................................................8
Description of Debt Securities................................................14
Description of Stock Purchase Contracts and Stock Purchase Units..............20
Description of Trust Preferred Securities.....................................20
Description of Trust Preferred Guarantee......................................21
Plan of Distribution..........................................................24
Legal Opinion.................................................................25
Experts.......................................................................25

                             SUMMARY OF THE OFFERING



Securities Offered..........    $300  million principal amount of 8-3/8% Notes

                                $250  million principal amount of 8-1/2% Notes

Maturity Date...............    August 1, 2003 for the 8-3/8% Notes
                                August 1, 2005 for the 8-1/2% Notes

Interest Payment Dates......    February 1 and August 1 of each year commencing
                                February 1, 2001

Redemption..................    The 8-3/8%  Notes may  not be redeemed  prior to
                                maturity.  We may  redeem  the  8-1/2%  Notes in
                                whole or in part, at our  option, at any time as
                                described  on  page  S-20  in   this  prospectus
                                supplement.

Ranking.....................     The Notes:

                                 o are unsecured

                                 o rank  equally with all of the existing
                                   unsecured and unsubordinated debt of
                                   Earthgrains

                                 o are senior to any future subordinated
                                   debt of Earthgrains

Covenants...................     We will  issue  the  Notes  under an  indenture
                                 between us and The Bank of New York, as trustee, containing covenants for your benefit.
                                 These covenants restrict our ability, with certain exceptions, to:

                                 o incur debt secured by liens

                                 o engage in any sale and leaseback transactions

Use of Proceeds................. We estimate  that we will  receive net proceeds from this offering of approximately $546 million, prior to the deduction of expenses payable by us, which we intend to use to repay a portion of our outstanding commercial paper.

                             THE EARTHGRAINS COMPANY

Earthgrains Overview

     Earthgrains is an international manufacturer, distributor and consumer marketer of packaged fresh bread and baked goods and refrigerated dough products.

     Our origins date to 1925 when we began operations with one bakery. Anheuser-Busch Companies, Inc. acquired Earthgrains (then a publicly-traded company named Campbell Taggart, Inc.) in 1982. We again became an independent publicly-traded company on March 26, 1996, when Anheuser-Busch distributed 100% of the shares of Earthgrains to its shareholders in a spin-off. Earthgrains common stock is listed and traded on the New York Stock Exchange under the symbol "EGR."

     Our operations are divided into two principal businesses: Bakery Products and Refrigerated Dough Products. Our Bakery Products business manufactures and distributes fresh-baked goods such as baked breads, buns, rolls, bagels, snack cakes and other sweet goods in the United States and fresh-baked sliced bread, buns, snack cakes, sweet buns and brioche in Spain and Portugal. Our Refrigerated Dough Products business manufactures many different refrigerated canned dough products, cookie dough products and other products in the United States. These products include specialty biscuits, dinner rolls, danishes, cookie dough, crescent rolls, breadsticks, cinnamon rolls, pizza crusts and pie crusts, as well as shelf-stable toaster pastries. Our Refrigerated Dough Products business also sells refrigerated dough products in Europe, primarily in France and Germany, and is the only manufacturer of canned refrigerated dough in Europe. We also make rolled dough, which is used to prepare foods such as quiches, tarts and pies.

Bakery Products

     Overview

     With the acquisition of Metz Holdings, Inc. on March 18, 2000, we became the second largest wholesale baker of brand-name packaged bread and baked goods in the United States. Our company is the largest wholesale baker of brand-name packaged fresh-baked sliced bread, buns and rolls in Spain and the second largest wholesale baker of brand-name packaged fresh-baked sliced bread and buns in Portugal. Based on independent market data, for the 52-week period ended June 4, 2000, we were the overall dollar market share leader in supermarket sales for brand-name packaged fresh-baked bread, buns, rolls and shelf-stable bagels in the United States geographic markets in which we operate. In our overall territory we have a dollar market share of approximately 17.2% excluding licensed brands, and approximately 21.2% including Earthgrains' licensed brands. Also, based on independent market data, we believe that our European baking subsidiary is the dollar market share leader in supermarket sales of brand-name packaged fresh-baked sliced bread, buns, snack cakes, sweet buns and brioche in Spain, and is second in dollar market share for brand-name packaged fresh-baked sliced bread and buns in Portugal.

     U.S. Operations

     Including the recently acquired Metz Holdings, Inc., we operate 64 bakeries in the United States. Of those bakeries, 57 distribute products throughout the South, Southeast, Southwest, Midwest, Upper Midwest and West, through approximately 5,000 company-owned direct-store delivery routes covering approximately 50% of the United States population. The markets served are organized into eight regions which include these 57 bakeries and 27 sales zones. Our other seven bakeries make products including hearth breads, shelf-stable bagels, croissants, sweet goods, croutons, granola bars, frozen dough products and fruit cakes which are distributed through our company-owned route system or sold directly to major food-service customers.

     In the United States, our Bakery Products business sells brand-name baked goods in the popular, premium and superpremium segments, including white and wheat breads, buns and rolls, specialty hearth-baked breads and rolls, shelf-stable bagels and snack cakes.

     Our primary brands are:

o Popular Segment: We manufacture popular white breads, under the Colonial(TM), Rainbo(R), IronKids(R), Heiner's(TM), Kern's(TM), Old Home(R), Master(R) and Mother's(TM) company brand names, and in selected markets under the licensed brands Holsum(R), Sunbeam(R), and Taystee(R). We produce snack cakes and other sweet goods under the Break Cake(R) company brand and the Mickey(R) licensed brand.

o Premium Segment: We market premium wheat and soft variety breads under the company brand Grant's Farm(R), and in selected markets under the licensed brands Country Hearth(R), D'Italiano(R), Healthy Choice(R), Pillsbury(R), and Roman Meal(R).

o Superpremium Segment: We sell specialty breads, bagels and other bakery products under the Earth Grains(R), San Luis Sourdough(R) and Redding French Bakery(TM) company brand names and under the Sun Maid(R) licensed brand in selected markets.

     Brand-name sales (including licensed brands) for the Bakery Products business (excluding Metz) represented approximately 79.5% of its retail sales in the United States during the fiscal quarter ended June 20, 2000. We also manufacture similar fresh-baked goods under store brands (private label) for certain major retail customers.

     Our operational strategy for our Bakery Products business in the United States involves a number of different components. We intend to improve category growth and service through brand development, new products and customer partnering. We also intend to create a competitive advantage through investments in technology that relate to category management, scan-based trading and e-procurement. Scan-based trading allows us to deliver products to our customers' retail locations without backdoor check in at the customer stores, which provides expanded delivery time windows. The retailer pays us based on when our products are sold to consumers at the point of sale. We believe that this process can improve route productivity and fleet utilization due to the elimination of product check in and widening of delivery time windows. We believe it also improves customer service by allowing more time for product merchandising activities at customers' retail stores.

     We also intend to continue capitalizing on opportunities to further reduce costs and to improve customer service. In this regard, our areas of focus include:

o    Successfully  integrating newly acquired businesses,  achieving acquisition
     synergies  and  improving  our  competitiveness   while  offering  improved
     products and services to customers and consumers.

o Continuing to manage controllable manufacturing expenses and directing capital investments to lower operating costs.

o Improving the productivity of our selling, distribution and administrative activities.

o    Reducing the amount of stale products.

     European  Operations

     Our European baking subsidiary, Bimbo S.A., which is headquartered in Barcelona, Spain, was founded in 1964. Earthgrains acquired Bimbo in 1971. Bimbo introduced American-style sliced bread in Spain, and is the market leader in Spain in supermarket sales of brand-name packaged fresh-baked sliced bread, buns, snack cakes, sweet buns and brioche and is ranked second in Portugal in supermarket sales of brand-name packaged fresh-baked sliced bread and buns. Approximately 90% of Bimbo's retail bread sales come from brand-name products, consisting primarily of Bimbo(R) brand white breads, Silueta(R) brand and Semilla de Oro(R) wheat breads. Snack cakes, sweet buns and brioche products are sold under the Martinez(R), Madame Brioche(R) and other brand names.

     Bimbo operates ten bakeries in Spain and one bakery in Portugal. It markets and distributes brand-name products through direct-store delivery routes in Spain and in Portugal. Bimbo also operates a separate store-brand (private label) bread and bun business through a subsidiary in Spain.

     Bimbo is continuing on several improvement initiatives, including introduction of new products, reorganization of distribution operations, implementation of information technology, enhancing customer partnering efforts, and taking advantage of consolidation opportunities in other packaged fresh-baked products. We believe Bimbo has made considerable progress towards the integration of the Reposteria Martinez acquisition which was completed in March 1999. During 1999, the consolidation of sweet goods production into the more efficient Martinez facilities was completed. Centralization of administrative functions and systems integration was also completed. Integration efforts are now focused on the sales and distribution systems.

Refrigerated  Dough  Products

     Overview

     Our Refrigerated Dough Products business is one of only two manufacturers of canned refrigerated dough in the United States and the only manufacturer of canned refrigerated dough in Europe. In the Unites States, we are the only manufacturer of store-brand (private label) canned refrigerated dough, and we also produce store-brand toaster pastries. Based on independent market data, we believe that our dollar market share of supermarket sales for canned refrigerated dough products in the U.S. geographic markets which we serve was approximately 14.2% in the 52 weeks ended June 4, 2000.

     U.S. Operations

     In the United States, we manufacture refrigerated dough products at our Forest Park, Georgia and Carrollton, Texas plants. We manufacture many different refrigerated dough products in the United States, including specialty biscuits, dinner rolls, danishes, cookie dough, crescent rolls, breadsticks, cinnamon rolls, pizza crusts and pie crusts. We also produce toaster pastries. Primarily, we sell these products under many different store brands, although some of these products are also sold under our Merico(R) brand name. Our refrigerated English muffins are sold under the Merico(R) brand and Sun Maid(R) licensed brand. We distribute these products throughout the United States, primarily through direct sales to large retail grocery chains and grocery wholesalers. We are continuing to direct re-engineering efforts and investments in information technology and capital to improve efficiencies and customer service. We expect these investments to reduce downtime and overuse and to enhance product and service quality. Our Refrigerated Dough Products business has implemented SAP business application software into its sales, production planning, distribution and plant maintenance functions in the United States. In addition, we are directing our new product development and other efforts to shift the mix to more value-added products.

     European Operations

     EuroDough, S.A.S., our French subsidiary, operates four refrigerated dough plants and sells refrigerated dough products primarily in France and Germany. EuroDough is the only manufacturer of canned refrigerated dough in Europe. We also produce packaged refrigerated rolled dough, which is used to prepare foods such as quiches, tarts and pies. In France, we sell canned dough and rolled dough under various store brands as well as our CroustiPate(R) and Raulet(R) brands. We sell these products through contract packaging arrangements with major international food companies and directly to retailers.

     In June 1999, EuroDough acquired refrigerated-dough manufacturer Patrick Raulet, S. A., of France. The purchase of Raulet made Earthgrains' European refrigerated dough products business the largest refrigerated dough supplier in France.

     The operating plan for our Refrigerated Dough Products business in Europe is to drive growth in profitability through achieving benefits of the Patrick Raulet acquisition, developing new products and partnering with key customers.

Business Initiatives

     Each of our businesses (Bakery Products and Refrigerated Dough Products) has several initiatives directed at revenue growth and cost reduction. The following are some of those initiatives.

     Revenue Growth:

o    Acquisitions  continue to increase our revenue base through expanded market
     territory,   benefits  of  strong  regional  brands  and  opportunities  to introduce our existing brands into new markets.

o We have made technology investments to increase our revenues through better category management and improved customer service.

o We have focused our marketing programs on enhancing our product mix, introducing new products and attaining preferred supplier status with our customers through cooperative programs and through technology sharing.

o We have entered into supply agreements with several retail customers to manufacture their store-brand products while expanding the shelf space allocated to our brand-name products.

     Cost Reduction:

o Ongoing changes in our organization and operations are providing significant cost savings. Earthgrains began its restructuring program in 1993. The initial restructuring program and subsequent initiatives have included the divestiture of two non-core businesses, the sale and/or swap of four bakeries, the closing of 20 manufacturing facilities and the centralization of administrative transaction processing activities using SAP business application software. These cost reduction initiatives have allowed us to increase efficiencies and improve the profitability of our businesses.

o We have made acquisitions that have offered opportunities for consolidation to reduce manufacturing, distribution and administrative costs. Through acquisitions we leverage investments in technology and new product development over a larger base of business, gaining improvements in service and reductions in cost.

o We have made capital investments which have been designed to increase efficiency, reduce operating costs and enhance our ability to produce new products.

o Through the use of technology tools we are seeking to lower the cost of distribution via scan-based trading and the cost of purchased supplies using e-procurement.

     These initiatives have been important contributors to improvements in our profitability and operating cash flow as a result of enhanced manufacturing, distribution and administration efficiencies and the synergies and incremental sales volume from acquisitions. In addition, profitability and cash flow have been favorably impacted by savings in raw material costs.

Acquisitions and Strategic  Alliances

     The packaged fresh-baked goods industry has been characterized by regional and fragmented ownership. In the past, several large bakery companies have been held by publicly owned companies with diversified businesses, for which fresh-baked goods was not their most important business, or by privately held companies which were not subject to the discipline of the public capital markets. Also, some major grocery retailers operated captive bakeries to produce their store-brand packaged fresh-baked products. These factors contributed to industry over-capacity. Since the mid-1990s, plant closings resulting from acquisitions and restructuring programs by Earthgrains and others, as well as decisions by certain major retailers to close their captive bakeries and enter into long-term arrangements with suppliers, have resulted in significant consolidation in the industry. We anticipate further industry consolidation in the U.S. packaged fresh-baked goods industry, and we will continue to pursue and evaluate acquisition opportunities.

     Consistent with this industry consolidation trend, we have made several acquisitions in the United States and Europe since we became an independent
company,   including:

o    April 1996:    Earthgrains and Interstate Bakeries  Corporation exchange of assets in Roanoke, Virginia and Dallas, Texas

o    November 1996: Acquisition of Heiner's Bakery, Inc. (West Virginia)

o    July 1997:     Acquisition of H & L Bagel Company, Inc. (New Mexico)

o    January 1998:  Acquisition of CooperSmith,  Inc. (Southeast U.S.)

o    March 1998:    Acquisition of San Luis Sourdough, Inc. (California)

o    August 1998:   Acquisition of Chevalier Servant, S.A. (France)

o    August 1998:   Acquisition  of two bakeries  from Southern  Bakeries,  Inc.
                    (Southeast U.S.)

o    October 1998   Earthgrains and Interstate Bakeries  Corporation exchange of bakeries in New Bedford,  Massachusetts  and Grand Junction,
                    Colorado

o    March 1999:    Acquisition  of sweet  goods  producer  Reposteria  Martinez
                    Group (Spain)

o    June 1999:     Acquisition of Refrigerated  dough producer  Patrick Raulet,
                    S.A., of France

o    December 1999: Acquisition of Redding French Bakery

o    March 2000:    Acquisition  of  Metz   Holdings,   Inc.,  a  subsidiary  of
                    Specialty Foods Corporation of Deerfield, Illinois

     Benefits from these acquisitions include savings through purchasing efficiencies, manufacturing and distribution consolidation, administrative efficiencies, information systems integration, expansion of our coverage allowing us to better serve our customers across a broader geography, new product development and the introduction of existing products into new geographic markets. The nature and magnitude of the benefits is different for each acquisition.

     This year, we are focused on integrating the Metz baking operations in the United States and completing the integration of baked sweet-goods producer Reposteria Martinez Group of Spain. We have used our investment in information technology to help execute the integration of Reposteria Martinez in Spain. We have consolidated production, and we are combining the sales and distribution operations with our existing Bimbo business to eliminate redundancies and to improve service to customers.

     In France, the integration of the refrigerated dough acquisitions of Patrick Raulet, S.A. and Chevalier Servant, S.A., has resulted in market-share leadership in France for our EuroDough operation. The acquisitions have enhanced operating efficiencies, and improved product mix toward more profitable brand-name and store-brand products, resulting in proportionally less co-pack business. We are also generating additional benefits from a combined sales force and manufacturing cost reductions.

                               RECENT DEVELOPMENTS

Acquisition of Metz Holdings, Inc.

     On March 18, 2000, we completed the acquisition of the Metz Holdings, Inc. for $625 million and became the second largest wholesale baker of packaged bread and baked goods in the United States. Earthgrains continues to be the market-share leader in its overall fresh-bakery territory. Metz, which had sales of $561.2 million in calendar 1999, operates 21 bread and specialty bakeries and serves all or parts of 18 states in the Upper Midwest and Utah. Metz-owned brands include Old Home(R) and Master(R). Metz made products under leading franchised brands, including Holsum(R), Taystee(R), D'Italiano(R), Pillsbury(R), Healthy Choice(R), Roman Meal(R), Country Hearth(R) and Sunbeam(R).

     This acquisition added major new geographic markets and builds our presence in other existing markets. The company now serves approximately 50% of the United States population. In the new territory, Earthgrains is now the branded market-share leader for supermarket sales for bread, buns and rolls in Chicago, Milwaukee, and Minneapolis and has strong number two positions in Detroit and Salt Lake City. In its existing territory, Earthgrains becomes the branded market share leader for supermarket sales in Kansas City and Omaha and strengthens its leadership position in Des Moines.

     Metz' 21 bakeries are located in Chicago, Rockford, and Rock Island, Illinois; Dubuque and Sioux City, Iowa; Detroit, Grand Rapids and Marquette, Michigan; Fergus Falls and Minneapolis-St. Paul, Minnesota; Beatrice, Hastings, Omaha and South Sioux City, Nebraska; Sioux Falls and Watertown, South Dakota; Salt Lake City, Utah and Eau Claire, Lacrosse, Madison and Milwaukee, Wisconsin.

     In connection with the acquisition, Earthgrains entered into a consent decree with the U.S. Department of Justice and has agreed to divest its Colonial(TM) brand in Iowa and parts of Nebraska, Illinois, northeastern Kansas and northwestern Missouri. Earthgrains also agreed to divest Metz' Taystee(R) brand in the same territory. The decree also calls for Earthgrains to offer its Des Moines, Iowa, bakery for sale if the acquirer of the brands needs manufacturing capacity to supply those markets. The brands in the divestiture area represent less than $10 million in annual bread sales. Earthgrains will continue to market the Colonial(TM) and Taystee(R) brands in its other geographic markets. Earthgrains has taken or is in the process of taking the steps necessary to be in full compliance with the consent decree.

Fiscal 2001 First Quarter Results

     On July 11, 2000, we announced our results for the first fiscal quarter of 2001, the 12-week period ended June 20, 2000. Summarized below are the results for this period compared with the 12-week period ended June 22, 1999:

                             The Earthgrains Company
                       Consolidated Statements of Earnings
                                  (In millions)
                                   (Unaudited)
                                                                       For the 12-week period ended
                                                                --------------------------------------------
                                                                 June 20,       June 22,         Percent
                                                                   2000           1999            Change
                                                                -----------    ------------    -------------
       Net Sales                                                  $  599.6       $  449.6            33.4%
       Cost of Products Sold                                         319.8          247.5
                                                                  ---------      ----------
       Gross Profit                                                  279.8          202.1            38.4%
       Marketing, Distribution and
                Administrative Expenses                              244.8          177.4
                                                                  ---------      ----------
       Operating Income                                               35.0           24.7            41.7%
       Other Income and Expenses:
                Interest expense                                     (15.8)          (5.5)
                Other income, net                                      --             1.0
                                                                  ---------      ----------
       Income before Income Taxes                                     19.2           20.2            (5.0)%
       Provision for Income Taxes                                      8.1            7.6
       Minority Interest Expense                                      (0.2)          (0.1)
                                                                  ---------      ----------
       Net Income                                                 $   10.9       $   12.5           (12.8)%
                                                                  =========      ==========

       Selected Financial Information:
       EBITDA                                                     $   69.2       $   50.4            37.3%
                                                                  =========      ==========

                          Business Segment Information

                                                                        For the 12-week period ended
                                                                 --------------------------------------------
                                                                  June 20,       June 22,         Percent
                                                                   2000           1999            Change
                                                                 -----------    ------------    -------------
       Income Statement Information
                Net Sales
                         Bakery Products                          $  541.2       $  395.9            36.7%
                         Refrigerated Dough Products                  58.4           53.7             8.8%
                                                                  ---------      ----------
                         Total                                    $  599.6       $  449.6            33.4%
                                                                  ---------      ----------
                Operating Income
                         Bakery Products                          $   32.8       $   22.3            47.1%
                         Refrigerated Dough Products                   4.9            5.1            (3.9)%
                         Corporate(a)                                 (2.7)          (2.7)            0.0%
                                                                  ---------      ----------
                         Total                                    $   35.0       $   24.7            41.7%
                                                                  ---------      ----------
                Operating Margin
                         Bakery Products                               6.1%           5.6%           --
                         Refrigerated Dough Products                   8.4%           9.5%           --
                         Total                                         5.8%           5.5%           --
                Depreciation & Amortization
                         Bakery Products                          $   27.7       $   19.0            46.3%
                         Refrigerated Dough Products                   3.8            3.0            26.7%
                         Corporate(a)                                  2.7            2.7             0.0%
                                                                  ---------      ----------
                         Total                                    $   34.2       $   24.7            38.9%
                                                                  ---------      ----------
       Balance Sheet Information
                Capital Expenditures
                         Bakery Products                          $   17.8       $   10.9            63.3%
                         Refrigerated Dough Products                   2.9            3.3           (12.1)%
                                                                  ---------      ----------
                         Total                                    $   20.7       $   14.2            45.8%
                                                                  ---------      ----------

(a) Amounts represent purchase accounting valuation in conjunction with the acquisition of the Company by Anheuser-Busch Companies, Inc., in 1982 and the related depreciation and amortization thereon.

                             The Earthgrains Company
                         SELECTED FINANCIAL INFORMATION

                                                                     (In millions, except ratios)
                                                                      For the years ended and at
                                                                                                         March 26,
                                             March 28,       March 30,      March 31,      March 25,       1996
                                                2000            1999          1998           1997      (pro forma)(1)
                                           ---------------------------------------------------------------------------
                                                                                                         (Unaudited)
Income Statement Data:
Net sales                                     $ 2,039.3      $ 1,925.2      $ 1,719.0      $ 1,662.6      $ 1,660.5
Cost of products sold                           1,122.5        1,092.4          981.6          988.8        1,040.9
                                           ---------------------------------------------------------------------------
Gross profit                                      916.8          832.8          737.4          673.8          619.6
Marketing, distribution and administrative
expenses                                          804.4          731.6          670.2          633.5          652.4
Provision for restructuring                         2.3           28.0           --             12.7            3.0
                                           ---------------------------------------------------------------------------
Operating income (loss)                           110.1           73.2           67.2           27.6          (35.8)
Other income and expenses:
  Interest (expense)                              (26.5)         (19.5)          (8.2)          (6.3)          (7.0)
  Other income, net                                 4.3            6.2            3.0            1.4            3.8
                                           ---------------------------------------------------------------------------
Income (loss) before income taxes                  87.9           59.9           62.0           22.7          (39.0)
Provision (benefit) for income taxes               32.8           21.9           24.2            6.5           (9.1)
Minority interest expense                          (0.6)          --             --             --             --
Change in accounting net of tax                    --             --              1.8           --             --
                                           ---------------------------------------------------------------------------
Net income (loss)                             $    54.5      $    38.0      $    36.0      $    16.2      $   (29.9)
                                           ===========================================================================
Balance Sheet Data:
Cash and cash equivalents                     $    19.9      $    53.1      $    43.7      $    43.1      $     N.A.
Total assets                                    2,339.5        1,591.6        1,394.3        1,172.1            N.A.
Current portion of long-term debt                 442.1            4.8            0.9           --              N.A.
Long-term debt                                    562.3          369.3          266.7          103.0            N.A.
Shareholders' equity                              654.9          639.4          606.6          582.4            N.A.
Cash Flow Data:
Net income                                    $    54.5      $    38.0      $    36.0      $    16.2      $     N.A.
Depreciation and amortization                     116.2          102.4           84.6           84.5            N.A.
Deferred income taxes                              13.7           (2.0)           6.7            1.7            N.A.
Provision for restructuring, net of cash            1.3           25.2           --             12.5            N.A.
payments
(Gain) on disposal of fixed assets                 (0.7)          (5.6)          (1.3)          (0.2)           N.A.
                                           ---------------------------------------------------------------------------
Subtotal                                          185.0          158.0          126.0          114.7            N.A.
(Increase) in noncash working capital
before restructuring accrual                      (35.3)         (15.9)         (15.3)           5.6            N.A.
Other, net                                        (24.1)          (8.9)          15.2           (6.0)           N.A.
(Increase) in noncash working capital due
to restructuring accruals                         (18.7)          (3.0)          --            (12.5)           N.A.
                                           ---------------------------------------------------------------------------
Net cash flow from operations                 $   106.9      $   130.2      $   125.9      $   101.8      $     N.A.
                                           ===========================================================================
Capital expenditures                              (94.1)         (86.5)         (79.6)         (71.2)           N.A.
Acquisitions, net of cash acquired               (655.2)        (169.7)        (206.6)         (38.5)           N.A.
Proceeds from sale of property/business             7.4           40.7            7.8            4.5            N.A.
                                           ---------------------------------------------------------------------------
Net cash used by investing activities         $  (741.9)     $  (215.5)     $  (278.4)     $  (105.2)     $  N.A.
                                           ===========================================================================
Increase in total debt, net                       629.1           99.1          163.7            9.1            N.A.
Dividends to shareholders                          (7.8)          (6.0)          (3.6)          (1.5)           N.A.
Purchases of treasury stock                       (15.4)         (13.4)          (7.0)          --              N.A.
Other                                               1.6           13.3           --             --              N.A.
                                           ---------------------------------------------------------------------------
Net cash provided by financing activities     $   607.5      $    93.0      $   153.1      $     7.6      $  N.A.
                                           ===========================================================================
Other Data:
Operating margin (2)                               5.4%           3.8%           3.9%           1.7%         (2.2)%
EBITDA (3)                                        230.6          181.8          154.8          113.5           49.2
EBITDA margin (3)(4)                              11.3%           9.4%           9.0%           6.8%           3.0%
Ratio of EBITDA to interest expense (3)            8.7x           9.3x          18.9x          18.0x           7.0x
Ratio of earnings to fixed charges (5)(6)          3.6x           3.3x           5.9x           3.1x           N.M.  (7)

(1) Earthgrains was a wholly-owned subsidiary of Anheuser-Busch Companies, Inc. until March 26, 1996 when it was spun off and became an independent, publicly traded company. The unaudited pro forma financial information for the year ended March 26, 1996 includes several pro forma adjustments. The resulting unaudited pro forma information is not necessarily indicative of results that would have occurred if Earthgrains had been an independent company during 1996.

(2) Includes certain unusual and non-recurring items. Fiscal 2000 amounts include a one-time $5.4 million pretax write-off related to a customer bankruptcy filing and a $2.3 million pretax provision for restructuring and consolidation; fiscal 1999 amounts include a $28.0 million pretax provision for restructuring and $2.6 million in pretax non-operating gains on sales of property; fiscal 1997 amounts include a $12.7 million pretax provision for restructuring; fiscal 1996 amounts include a $3.0 million pretax provision for restructuring, $7.8 million pretax charge for the Spanish work force reduction program and a $7.6 million pretax charge for a legal settlement and other non-recurring costs. If these non-recurring items were excluded, operating margin would be 5.8% for the year ended March 28, 2000, 5.3% for the year ended March 30, 1999, 2.4% for the year ended March 25, 1997 and (1.0)% pro forma for the year ended March 26, 1996. Fiscal 2000, 1999, 1998, 1997 and 1996 amounts all include $4.9 million in pretax annual goodwill amortization and $6.7 million in depreciation on the asset write-up related to purchase accounting for the acquisition of Earthgrains by Anheuser-Busch Companies, Inc. in 1982.

(3) EBITDA is earnings before interest expense, income taxes, depreciation, amortization, minority interest expense and including the special items referred to in footnote (2). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness and also because the vesting and payout under Earthgrains' medium-term incentive program is based in part on the attainment of certain EBITDA margins. EBITDA, however, should not be considered an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(4)  Ratio of EBITDA to net sales.

(5) Computed by dividing earnings available for fixed charges (income before income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

(6) Excluding the non-recurring items described in footnote (2) above, the ratios would be 3.9x for the year ended March 28, 2000, 4.4x for the year ended March 30, 1999 and 4.4x for the year ended March 25, 1997, and the deficiency (pro forma) for the year ended March 26, 1996 would be approximately $21.6 million.

(7) As a result of the historical loss incurred and incremental pro forma adjustments to represent Earthgrains as an independent company for this period, earnings were less than fixed charges for the year ended March 26, 1996. The coverage deficiency for this period was approximately $40.0 million.

                             The Earthgrains Company
                    COMBINED PRO FORMA STATEMENT OF EARNINGS
                                FISCAL YEAR 2000
                          (In millions, except ratios)

                                                                               Pro Forma          Pro Forma (1)
                                        Earthgrains          Metz             Adjustments            Combined
                                         Historical       Historical          (unaudited)          (unaudited)
                                      ----------------- ---------------- -----------------    -----------------
Net sales                                   $2,039.3           $ 561.2         $  (14.8) (2)        $2,585.7
Cost of products sold                        1,122.5             281.9             (7.7) (2)         1,398.9
                                                                                    2.2  (3)
                                      ----------------- ---------------- -----------------    -----------------
Gross profit                                   916.8             279.3             (9.3)             1,186.8
Marketing, distribution and
  administrative expenses                      804.4             249.7             (7.0) (2)         1,059.4
                                                                                    1.4  (3)
                                                                                   10.9  (4)
  Provision for restructuring and
  consolidation                                  2.3              --               --                    2.3
                                      ----------------- ---------------- -----------------    -----------------
Operating income                               110.1              29.6            (14.6)               125.1
Other income and expenses:
  Interest expense                             (26.5)             (9.8)           (41.4) (5)           (77.7)
  Other income, net                              4.3               0.2             --                    4.5
                                      ----------------- ---------------- -----------------    -----------------
Income before income taxes                      87.9              20.0            (56.0)                51.9
Provision for income taxes                      32.8               8.6            (17.6) (6)            23.8
Minority interest expense                       (0.6)             --               --                   (0.6)
                                      ----------------- ---------------- -----------------    -----------------
Net income                                  $   54.5           $  11.4         $  (38.4)            $   27.5
                                      ================= ================ =================    =================
Ratio of earnings to fixed charges (7)          3.6x                                                    1.6x

(1) The unaudited pro forma combined statement of earnings includes The Earthgrains Company for the fifty-two week period ended March 28, 2000 and Metz for the fifty-two week period ended December 31, 1999, as adjusted by the various pro forma adjustments described below. The pro forma adjustments below reflect the acquisition of Metz and the effect of the Notes offered hereby. This statement has been prepared under the assumptions set forth in the accompanying notes. The pro forma combined income statement is not necessarily indicative of the future results of operations of the combined companies or the results as they might have been had the acquisition been effective on the first day of Earthgrains' fiscal 2000.

(2) To eliminate the 10 days' operating activity of Metz from the date of the acquisition included in Earthgrains fiscal 2000 results. The elimination includes $14.8 million in net sales, $7.7 million in cost of products sold, and $7.0 million in marketing, distribution and administrative expenses.

(3) To reflect the anticipated incremental cost for workers' compensation expense and fleet insurance of $3.0 million and a $0.6 million cost increment from combined employee benefit plans; 60% of these impacts are included in costs of products sold; 40% are included in marketing, distribution and administrative expenses.

(4) To eliminate Metz historical goodwill amortization of $1.1 million and to reflect incremental goodwill amortization of $12.0 million associated with the preliminary purchase price allocation as a result of the acquisition. Goodwill is being amortized using the straight-line method over 40 years.

(5) To eliminate interest expense on debt relative to 10 days' ownership of Metz included in Earthgrains' fiscal 2000 results; to eliminate the $9.8 million of Metz historical interest expense; and to reflect interest expense on incremental debt of $625 million. The pro forma interest expense is based upon assumed borrowings of $75 million in commercial paper and $550 million in fixed rate debt, at prevailing interest rates of 6.93% and 9.06%, respectively. The pro forma interest expense also includes the amortization of an unrealized loss in hedges relating to the fixed rate Notes offered hereby. The pro forma interest expense of $64.1 shown in our report on Form 8-K filed with the SEC on June 1, 2000 is based upon assumed borrowings of $225 million in commercial paper, at a fiscal 2000 weighted average interest rate of 5.8473%, and $400 million in fixed-rate debt, at a fiscal 2000 weighted average interest rate of 6.847%.

(6) To reflect the tax effect of the pro forma adjustments at the combined federal and state blended rate of 39%.

(7) Fiscal 2000 amounts include a one-time $5.4 million pretax write-off related to a customer bankruptcy filing and a $2.3 million pretax provision for restructuring and consolidation. Excluding these non-recurring items, the historical and pro forma combined ratios for the year ended March 28, 2000 would be 3.9x and 1.7x, respectively.

                                 CAPITALIZATION

     The following table shows the capitalization of Earthgrains as of March 28, 2000, and as adjusted to give effect to the sale of the Notes and the application of the net proceeds of the Notes.


                                                                 March 28, 2000
                                                         -----------------------------
                         In millions                        Actual        As Adjusted
                         -----------                     ------------    -------------
   Commercial Paper and Revolving Credit Facilities         $  852.1         $  302.1
   Notes offered hereby                                           --            550.0
   Notes Payable, 6.5% due 2009                                150.0            150.0
   Industrial Development Bonds, 9.5%, due 2001                  1.5              1.5
   Other                                                         0.8              0.8
                                                            ---------        ---------
   Total Debt                                               $1,004.4         $1,004.4
                                                            ---------        ---------
   Shareholders' Equity                                        654.9            654.9
                                                            ---------        ---------
   Total Debt and Shareholders' Equity                      $1,659.3         $1,659.3
                                                            =========        =========



                                 USE OF PROCEEDS

     We intend to use the net proceeds of the Notes offered hereby to repay a portion of our outstanding commercial paper. The average interest rate on the outstanding commercial paper is approximately 6.95%. The borrowings under the commercial paper were used to repay outstanding amounts under our bank credit facilities. As of March 28, 2000, the final maturity of the loans under our $450 million Credit Agreement and $600 million Credit Agreement are September 2002 and March 2001, respectively. We used the proceeds of the borrowings under our bank credit facilities to pay a portion of the cost of certain acquisitions referred to under "The Earthgrains Company-Acquisitions and Strategic Alliances" above, for capital expenditures and for working capital.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     The discussion set forth below is taken from our annual report to our shareholders for the fiscal year ended March 28, 2000. References in this section to "Notes" are references to the Notes to Consolidated Financial Statements which are included in the annual report.

Introduction

     A number of significant factors, which are discussed below, affected the consolidated results of operations, financial condition, and liquidity of Earthgrains during the current fiscal year ended March 28, 2000, and the prior fiscal years ended March 30, 1999, and March 31, 1998. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto for such periods, which are included elsewhere in this report. Effective at the close of business on March 26, 1996 (the Distribution Date), shares of the Company were distributed to shareholders of Anheuser-Busch Companies, Inc. (Anheuser-Busch) Common Stock, based upon a ratio of 1-to-25. Following the distribution, the Company began operations as an independent publicly held company. Accordingly, since the Company was a wholly owned subsidiary of Anheuser-Busch during the periods presented prior to fiscal 1997, financial highlights presented for these prior periods may not necessarily reflect the consolidated results of operations or the financial position of the Company or what the results of operations would have been if the Company had been an independent public company during those periods.

Overview and Outlook

     Fiscal 2000 represented another record year of marked achievement for Earthgrains, setting new annual highs for net sales, operating margin, EBITDA (earnings before interest expense, income taxes, depreciation, amortization and minority interest expense) margin and earnings per share. Both business segments, Bakery Products and Refrigerated Dough Products, are contributing to the continuous delivery of year-over-year improvements on these key performance measures. Significantly improved profitability for the current year was achieved through acquisition benefits, enhanced efficiencies, price and mix improvements, and benefits of lower ingredient costs. Improved operating results were realized despite the impacts of a significant one-time accounts receivable write-off related to a customer's bankruptcy filing and increasing inflationary cost pressures experienced in employee-related costs and fuel in the second half of the year. A strong focus by both business segments on pricing, product mix improvements, and efficiencies will be continued into the coming year to further drive profitability and to overcome such costs that are expected to remain at higher than historical levels.

     The  strength  of  acquisitions  played  a key  role  in  driving  improved performance, most notably in Europe, during the current year. Reposteria Martinez Group, of Santander, Spain, acquired at the end of fiscal 1999 and Patrick Raulet S.A., of Dole, France, acquired in the first quarter of the fiscal 2000, were strong complements to each of our existing European operations. Further benefits from both of these acquisitions are expected in fiscal 2001, as additional synergies are obtained through completion of integrating each of the respective operations. Earthgrains' success in integrating acquisitions has been a key component in the Company's excellent performance record to date. The ability to continue to execute in this area will be a strong indicator of progress in fiscal 2001 as the Company integrates the recently acquired Metz Holdings, Inc. Earthgrains' industry-leading investments in information systems and creation of the Financial Shared Services Center in St. Louis to centralize accounting and administrative functions, will serve as a strong foundation for gaining efficiencies through integrating the Metz operations. As a result of the size of the transaction and accordingly, the time and significant costs of integration, the acquisition is expected to be dilutive to earnings through fiscal 2001. During the upcoming year, the Company will also continue to review Metz and existing operations to balance capacity and consider opportunities to maximize efficiencies through the combined operations.

     Over the past four years since the spinoff from Anheuser-Busch, Earthgrains has demonstrated its ability to implement its value-creating strategies. Each business has driven growth in revenues and cash flows and demonstrated significant profitability improvements. The Company is developing strong customer relationships, often utilizing a wide range of technology to meet customer demand while at the same time focusing on high-margin products. We are committed to our core strategies: to continue investing in the Company in order to maintain plants at a level to optimize efficiencies, to capitalize on technology advancements, and to support and promote a dedicated work force. Earthgrains is committed to creating value for shareholders by being the best at what it does - serving customers and delivering high quality, value, and a variety of products to consumers in the U.S.
and throughout Western Europe.

Restructuring and Consolidation Provisions

     The Company recorded the following provisions during the periods presented:

     o A $2.3 million charge in fiscal 2000 for estimated expenses in conjunction with closing one bakery.

     o A $28.0 million charge in fiscal 1999 for restructuring of existing operations in Spain related to the Reposteria Martinez acquisition, for estimated expenses to close three domestic bakeries, and for severance costs related to creation of the centralized Financial Shared Services Center in St. Louis.

     The Company believes that improvements in the current fiscal year's operating results reflect continued benefits achieved through the restructuring and consolidation program. Further benefits are expected to be achieved in the coming fiscal year, particularly in European Bakery operations with the completion of the route restructuring related to integrating the Reposteria Martinez acquisition. The Company will continue to review its operations to balance capacity and to seek additional opportunities to improve efficiencies. See Note 2 in the Notes to the Selected Financial Information for additional information concerning the details of the Company's restructuring charges, including a reconciliation of the balance sheet reserve relating thereto.

Consolidated Results of Operations

     The following discussion addresses the consolidated operating results and financial condition of the Company for the current year ended March 28, 2000 and the prior years ended March 30, 1999 and March 31, 1998. See further discussion to follow reflecting business results by operating segment.

     Net Sales

     Net sales for the 52-week fiscal year ended March 28, 2000 increased $114.1 million, or 5.9%, over the prior year, despite a significant unfavorable foreign exchange rate impact of $33.6 million. Excluding the effect of foreign exchange rates, sales increased 7.7%. Net sales increased $206.2 million, or 12.0%, in fiscal 1999 and $56.4 million, or 3.4%, in 1998, a 53-week period. After adjusting for the favorable exchange rate impact in 1999, and the unfavorable exchange rate effect and 53rd week in 1998, sales increased 13.8% and 4.8% in 1999 and 1998, respectively. Both operating segments posted increased sales in each of the three years, with the biggest contributor being Bakery Products, attributable primarily to growth from acquisitions.

     Gross Margin

     Gross margin increased to 45.0% in the current year from 43.3% and 42.9% in 1999 and 1998, respectively. Profit-margin improvements were experienced by both business segments during each of the last three years through continued favorable product mix improvement, acquisition benefits and lower ingredient costs. European Bakery Products demonstrated strong margin results in fiscal 2000 over year-ago performance, driven by price and mix improvements and benefits from the March 1999 acquisition of Reposteria Martinez. In 1999 and 1998, added volume from supply agreements and manufacturing synergies related to acquisitions drove margin improvements.

     Agricultural commodity costs represented 22-25% of cost of products sold during each of the last three fiscal years. Costs of products sold include agricultural commodities whose prices are influenced by weather conditions, government regulations and economic conditions. The Company utilized futures contracts and options to hedge approximately 42-48% of such agricultural commodity costs or 9-12% of cost of products sold during fiscal 2000. In 1999 and 1998, approximately 55-65% of such agricultural commodity costs or 12-16% of cost of products sold were hedged. As of March 28, 2000, the amount of the Company's aggregate obligation to purchase commodities under such contracts was $28.3 million compared with $23.0 million a year ago.

     Operating Expenses

     Marketing, distribution and administrative expenses increased in 2000 to 39.4% from 38.0% on a percentage-of-sales basis. The increase is a result of the one-time, $5.4 million accounts receivable write-off related to a customer bankruptcy filing, increased goodwill amortization, and inflationary cost pressures, including increases in employee-related costs, and other expenses, including fuel. 1999 expenses decreased to 38.0% from 39.0% in 1998. During 1999, further benefits were experienced from integrating the Coppersmith, Inc. and Southern Bakeries, Inc. acquisitions. Additionally, marketing and advertising spending decreased from 1998 levels, which were increased to enable focus on brand building and promotion of new products.

     Interest Expense And Other Income (Expense)

     Interest expense increased significantly in 2000 to $26.5 million from $19.5 million in 1999, and $8.2 million in 1998, due primarily to higher debt to finance acquisitions. Interest expense is expected to increase considerably in fiscal 2001, directly resulting from the increased debt level related to the Metz acquisition. Interest expense of $8.2 million for fiscal 1998 increased from $6.3 million in the prior year, also associated with acquisition-related debt. Other income in 1999 reflected gains on property sales.

     Income Taxes

     The increase in the effective tax rate of 37.3% in fiscal 2000 from 36.6% in the prior year, is directly related to the $2.0 million one-time tax benefit in 1999 from a structure put into place during the fourth quarter of that year to improve management of the Company's benefit programs. Excluding this one-time tax benefit, the effective rate has decreased each of the last two years, from 39.0% in fiscal 1998, through sustained tax planning strategies. The effective tax rate for fiscal 2001 is expected to increase significantly due to the effect of increased nondeductible goodwill amortization related to the Metz acquisition.

     Minority Interest Expense

     This line represents dividends paid on the $10 million of mandatorily redeemable preferred stock in a wholly owned subsidiary of the Company that was sold during March 1999. See further discussion of this transaction in Note 10.

     Change In Accounting Principle

     In 1998, the $1.8 million net-of-tax charge for the change in accounting principle represents the effect of compliance with a new accounting interpretation related to the recognition of costs associated with business process re-engineering. See Note 3 for additional information.

     Operating Segment Information

     In fiscal 1999, the Company adopted FAS 131, "Disclosures about Segments of an Enterprise and Related Information." The business segments of the Company are Bakery Products, which consists of the US. Bakery Products division and the European Bakery Products division, and Refrigerated Dough Products, which is comprised of the US. Refrigerated Dough Products division and the European Refrigerated Dough Products division. This discussion has been modified to reflect business results by operating segment, as reported consistently with how management assesses operating segment performance. See Note 14 for comparative presentation of business segment data.

     o Bakery Products - The Bakery Products segment has consistently delivered higher sales and strong operating results in each of the last three fiscal years. Sales increased 6.9% in fiscal 2000, despite a significant unfavorable exchange rate impact, and increased by 13.3% and 4.3% in 1999 and 1998 over the prior year, respectively. In the current year, the majority of the increase in sales can be attributed to the acquisition of Reposteria Martinez (March 1999), and 10 days of sales from the Metz acquisition (March 2000). The fiscal 1999 increase in revenues is primarily attributable to supply agreements, the Southern Bakeries acquisition (August 1998) and a full year of the CooperSmith acquisition (January 1998). Fiscal 1998 also benefited from CooperSmith, the 53rd week, and a full year of the Heiner's acquisition (November 1996).

     Strong operating results have also been posted by the Bakery Products segment. Operating income increased $32.1 million, or 65.8%, in fiscal 2000, despite the $5.4 million one-time write-off associated with a major food distributor's bankruptcy filing. Fiscal 1999 operating income, which included $28.0 million in restructuring and consolidation charges, decreased $4.3 million, or 8.1%, after an increase in 1998 of $18.7 million, or 54.4%, over the prior year. Operating results have been driven on the strength and synergies of the acquisitions, related manufacturing and selling efficiencies, price-and-mix improvements and lower ingredient costs. A continued focus on mix-shift improvement to brand-name and premium and superpremium categories proved effective in driving improved operating results to overcome inflationary cost pressures in fiscal 2000, including increases in employee-related costs as well as fuel costs. European Bakery operations delivered improved operating results in fiscal 2000, attributable to benefits of their restructuring program, acquisition synergies, pricing and favorable product mix combined with increased volume.

     o Refrigerated Dough - Sales increased slightly in the Refrigerated Dough segment in fiscal 2000 to $294.3 million from $292.5 million, driven primarily by acquisitions and brand-name sales growth in Europe. U.S. sales were negatively effected by the conclusion of a cookie-dough co-pack contract (December 1998), which was a strong contributor to the sales increase for the segment in fiscal 1999, and timing of the Easter holiday resulting in benefits of two holiday selling periods a year ago. Sales increased $16.1 million, or 5.8%, in fiscal 1999 and decreased slightly by $2.1 million, or 0.8%, in 1998. Volume and product-mix improvements in the United States, combined with acquisition-related growth in Europe, drove the increase in 1999 sales for the group. Excluding the impact of the 53rd week in fiscal 1998, sales were down $6.5 million, or 2.3%.

     The Refrigerated Dough segment has delivered strong double-digit growth in operating results in each of the last three years, even though sales were only slightly higher in fiscal 2000 over 1999 and sales decreased in fiscal 1998 over the prior year. The operating income increase of 13.3% in the current year was due in part by the benefits of the European acquisition of Patrick Raulet, S.A. of France (June 1999). Fiscal 1999 operating income increased by $10.5 million, or 41.2%, and fiscal 1998 increased $20.3 million over the prior year, which included a $10.9 million restructuring charge for a domestic plant closing. Favorable product mix shift to specialty dough products combined with continued operating efficiencies, achieved in part from the plant closure, have driven notable benefits each year.

Liquidity and Capital Resources

     During fiscal 1998, the credit agreement established in conjunction with the Distribution was renegotiated to $450 million with a maturity date of September 2002. Also during fiscal 1999, two committed domestic lines of credit for $25 million each, due in 1999, and a 27 million euro revolving credit facility, due in 2004, for operations in Spain, were added to increase the Company's borrowing flexibility.

     On April 20, 1999, Earthgrains issued $150 million of 10-year 6.5% fixed-rate senior debentures under a $250 million shelf registration statement filed with the Securities and Exchange Commission. Proceeds from the offering were used to repay a portion of the borrowings under the Company's $450 million revolving-credit facility. In connection with this debt issuance, the Company terminated its related forward-starting interest rate swap.

     Beginning in July 1999, the Company initiated a $400 million commercial paper program to refinance the remaining borrowings under the revolving credit facilities and to provide short-term financing for its working capital and operating requirements. Commercial paper borrowings were at a weighted average interest rate of 6.2% during the current year.

     In conjunction with the acquisition of Metz Holdings, Inc., the Company has recently secured a $600 million, committed revolving credit facility, due in March 2001, to initially finance the transaction. Concurrently, the Company initiated an incremental $600 million commercial paper program which will be used to refinance borrowings under the new revolving credit facility. Borrowings outstanding under both commercial paper programs are supported by the existing revolving lines of credit. In May 2000, the Company entered into three separate forward-starting interest rate swap transactions totaling $400 million to hedge future borrowing costs on anticipated three-year, five-year, and 10-year debt issuances. Through such swap transactions and the related anticipated debt issuances, it is the Company's intent during the coming year to refinance a significant portion of the variable-rate, recently secured, $600 million revolving credit facility. During the current fiscal year, the two domestic lines of credit, for $25 million each, were extended to 2000 and a 10 million euro revolving credit facility, due 2000, for the Company's French operations was added to increase the Company's borrowing capacity. All credit facilities contain customary covenants, including maintenance of interest coverage and debt-to-total capitalization ratios plus certain other restrictions.

     As of March  28,  2000,  $42.2  million  in  letters  of  credit  were also
outstanding  under  the  revolving  credit  facility,   principally  related  to
self-insurance requirements.

     Cash flow from operations, which was $106.9 million for the current fiscal year ended March 28, 2000, continues to be a primary source of liquidity. Acquisition benefits, price and mix improvements, enhanced operating efficiencies, and continued lower ingredient costs have contributed to the cash flows from operations for the current year. Net working capital, excluding cash and cash equivalents, was a negative $366.6 million at March 28, 2000, down from $49.0 million a year ago. This is directly attributed to the increase in current maturities of long-term debt related to the Metz acquisition, offset partially by the temporary increase in accounts receivable in conjunction with the transition of processing to the Financial Shared Services Center.

     The Company's primary routine cash requirements will continue to consist of funding capital expenditures, interest payments pursuant to the outstanding debt, and dividends to shareholders, coupled with the initiative to begin repaying a portion of the additional debt in fiscal 2001 and upcoming years. Investments in capital expenditures during the current fiscal year were $94.1 million. The Company expects to fund capital investments of approximately $120 million in the upcoming year.

     The consolidated capital expenditure plan for fiscal 2001 includes $20-30 million related to the newly-added Metz operations, a new croissant line in the Paris, Texas plant, and a project in the southeast United States to convert delivery racks and trays to a more efficient basket process. The Company will also continue ongoing investments in systems technology along with modernization plans for various domestic and international bakeries and refrigerated dough plants primarily to improve operating efficiencies.

     The Company's stock repurchase program authorizes the repurchase of up to 2 million shares of common stock through open market transactions as the Company determines. In fiscal 2000, Earthgrains purchased 722,300 shares of the Company's common stock on the open market at a cost of $15.4 million. During the three years of the program, 1,617,200 shares, adjusted to reflect the two stock splits, have been purchased to date for the treasury at a total cost of $35.8 million. On May 1, 2000, the Board of Directors authorized an additional stock repurchase program that allows Earthgrains to acquire up to 1.7 million shares of its common stock through December 31, 2003. Combined with the remaining shares under the existing program, the Company has authorization to repurchase approximately 2 million shares of common stock.

     In April 2000, Earthgrains filed a $750 million shelf registration statement with the Securities and Exchange Commission authorizing issuance of common or preferred stock, debt securities, or trust preferred securities. The registration statement has been declared effective, but no securities have been issued under this shelf registration to date.

     On both a short-term and long-term basis, management believes that its cash flows from operations, together with its available borrowings under the existing credit facilities and the new shelf registration, will provide it with sufficient resources to meet its seasonal working capital needs, to finance its projected capital expenditures, to make interest and dividend payments, and to meet its foreseeable liquidity requirements.

Market Risk

     The Company actively monitors its exposure to commodity price risk, foreign currency exchange rate risk and interest rate risks and uses derivative financial and commodity instruments to manage the impact of certain of these risks. The Company uses derivatives only for purposes of managing risk associated with underlying exposures. The Company does not trade or use instruments with the objective of earning financial gains on the instruments themselves or on a speculative basis, nor does it use instruments where there are not underlying exposures.

     The Company has estimated its market risk exposures using sensitivity analyses. Market risk exposure has been defined as the change in fair value of a derivative commodity or financial instrument assuming a hypothetical 10% adverse change in market prices or rates. Fair value was determined using quoted market prices, if available. Actual changes in market prices or rates may differ from hypothetical changes.

     o Commodities - Earthgrains uses commodity futures and options to manage price risk on commodity inventories or anticipated commodity purchases. The Company typically purchases certain commodities such as wheat, corn and soy oil. Based on the results of the sensitivity analysis, the estimated market risk exposure on such instruments was approximately $2.8 million and $2.6 million as of March 28, 2000 and March 30, 1999, respectively.

     o Foreign Exchange - For the Company's international operations, the functional currency is the local currency and any transactions denominated in a currency other than the respective functional currency are immaterial. The Company does not use derivative instruments to manage exchange risk of net investments in or earnings of its foreign operations.

     o Interest Rates -The Company manages its interest rate exposures to reduce its borrowing costs and risks through the use of a mix of floating and fixed-rate debt, as well as interest rate swap agreements and other appropriate hedging instruments. The Company's interest-rate-related financial instruments consist of outstanding debt, a $100 million interest rate swap agreement (which was terminated on April 20, 1999, in conjunction with the issuance of $150 million of debentures due April 15, 2009) and three separate, similar forward-starting interest rate swaps entered into in May 2000. These four-month, forward-starting swap transactions are to hedge future borrowing costs on $400 million of anticipated three-year, five-year, and 10-year debt issuances. Under such swap transactions, the Company is committing to make a fixed-rate payment in exchange for receiving floating-rate payments, on a three-month LIBOR. Concurrent with the debt issuances, any gain or loss on these related swap agreements will be recognized as an adjustment to interest expense on the underlying debt instruments.

     Assuming the year-end variable rates and the Company's average outstanding floating-rate debt during each year, an assumed adverse 10% increase in interest rates would have increased annual interest expense by $2.4 million and $1.7 million during fiscal 2000 and fiscal 1999, respectively.

Year 2000

     The Company undertook a process of executing a plan to address the possible exposures related to the Year 2000 issue. Additionally, the plan was to address the ability of suppliers and trading partners to bring their systems into Year 2000 compliance.

     Earthgrains successfully completed all Year 2000 remediation and contingency planning activities and did not experience any system failures or disruptions in business operations. Incremental project costs associated with Year 2000 compliance were expensed as incurred, or capitalized where appropriate, and totaled approximately $5 million.

Environmental Matters

     The operations of Earthgrains, like those of similar businesses, are subject to various federal, state and local laws and regulations with respect to environmental matters, including air and water quality, underground fuel-storage tanks, and other regulations intended to protect public health and the environment. Earthgrains has been identified as a potentially responsible party ("PRP") at certain locations under the Comprehensive Environmental Responses, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to one material site. While it is difficult to quantify with certainty the financial impact of actions related to environmental matters, based on the information currently available it is management's opinion that the ultimate liability arising from such matters taking into consideration established reserves should not have a material effect on Earthgrains' results of operations, cash flows from operations, or financial position.

                                    THE NOTES

     Each series of Notes will constitute a series of debt securities to be issued under an Indenture dated as of April 1, 1999 between Earthgrains and The Bank of New York, as Trustee. Information about the Indenture and the general terms and provisions of each series of Notes is in the accompanying prospectus under "The Debt Securities." Certain capitalized terms we use below have the meanings given in the prospectus or the Indenture.

     The defeasance provisions of the Indenture, which are described in the prospectus, will apply to the Notes.

     Each series of Notes will be issued in book-entry form, as a single note registered in the name of the nominee of The Depository Trust Company, which will act as depositary. Beneficial interests in book-entry Notes will be shown on, and transfers of the Notes will be made only through, records maintained by the depositary and its participants. The provisions set forth under "Book-Entry Debt Securities" in the accompanying prospectus will apply to the Notes.

Payment of Principal and Interest

     The 8-3/8% Notes (the "8-3/8% Notes") will mature on August 1, 2003, and the 8-1/2% Notes (the "8-1/2% Notes, and, together with the 8-3/8% Notes, the "Notes"), will mature on August 1, 2005.

     We will pay interest on the Notes in arrears on February 1 and August 1 beginning February 1, 2001. Interest will accrue from July 25, 2000 or from the most recent interest payment date to which we have paid or provided for the payment of interest. We will pay interest computed on the basis of a 360-day year of twelve 30-day months.

     We will pay interest on the Notes in immediately available funds to the persons in whose names the Notes are registered at the close of business on the January 15 or July 15 preceding the respective interest payment date. At maturity, we will pay the principal, together with final interest on the Notes, in immediately available funds.

     If an interest payment date, the redemption date or the maturity date is not a Business Day, we will make the required payment on the next Business Day.

Optional Redemption

     The 8-3/8% Notes may not be redeemed prior to maturity.

     The 8-1/2% Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such 8-1/2% Notes or (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 12.5 basis points plus, in each case, accrued interest thereon to the date of redemption.

      "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the 8-1/2% Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 8-1/2% Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means (i) J.P. Morgan Securities Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., Chase Securities Inc., UBS Warburg LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer we select.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the 8-1/2% Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the 8-1/2% Notes or portions thereof called for redemption.

     The Notes will not be subject to any sinking fund.

Events of Default

     The Events of Default described in the prospectus under "The Debt Securities-Events of Default, Notice and Waiver" will apply to the Notes.

Additional Notes

     We may elect to issue additional Notes under the Indenture which would be considered part of the same series as the 8-3/8% Notes or the 8-1/2% Notes. If we do so, those securities would have the same interest rate as the applicable Notes (which would accrue from the same date), the same maturity date and the same payment terms as such Notes.

Same-Day Settlement and Payment

     The Notes will trade in the depositary's same-day funds settlement system until maturity or until we issue the Notes in definitive form. The depositary will therefore require secondary market trading activity in the Notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Governing Law

      The Notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

     Earthgrains is selling each series of Notes to the underwriters named below under an Underwriting Agreement dated as of July 20, 2000. The underwriters, and the amount of each series of Notes each of them has severally agreed to purchase from us, are as follows:

Underwriters                                        Principal          Principal
                                                      Amount             Amount
                                                  of 8-3/8% Notes     of 8-1/2% Notes
J.P. Morgan Securities Inc. ................      $180,000,000       $150,000,000
Banc of America Securities LLC .............        30,000,000         25,000,000
Banc One Capital Markets, Inc. .............        30,000,000         25,000,000
Chase Securities Inc. ......................        30,000,000         25,000,000
UBS Warburg LLC.............................        30,000,000         25,000,000
                                                  ===============    ===============
     Total .................................      $300,000,000       $250,000,000
                                                  ===============    ===============

     The Underwriting Agreement provides that, if the underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

     The 8-3/8% Notes and the 8-1/2% Notes are all new issues of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange. The underwriters have advised us that they intend to make a market in the Notes, but they have no obligation to do so. They also may discontinue market making at any time without providing any notice. We cannot give any assurance as to the liquidity of any trading market for the Notes.

     The underwriters initially propose to offer part of each series of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of .25% of the principal amount of the 8-3/8% Notes and .35% of the principal amount of the 8-1/2% Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .20% of the principal amount of the 8-3/8% Notes and .25% of the principal amount of the 8-1/2% Notes, to certain other dealers. After the initial offering of the Notes, the underwriters may, from time to time, vary the offering price and other selling terms.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

     We estimate that we will spend approximately $600,000 for printing, rating agency fees, trustee's fees, legal fees and other expenses of the offering.

     In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own account. In addition, the underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering, if the underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Affiliates of each of the underwriters are participants in our revolving credit agreement under which they have committed to advance funds to us on the terms provided in the credit agreement and may receive a portion of the net proceeds from the offering in connection therewith. Because more than 10 percent of the net proceeds of the offering may be paid to affiliates of NASD members which are participating in the distribution of the Notes, the offering is being made in compliance with Rule 2710(c)(8) of the NASD Conduct Rules.

                                  LEGAL COUNSEL

     Bryan Cave LLP, St. Louis, Missouri, has served as our counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has served as counsel to the underwriters, in connection with the issuance of the Notes.

                                  $750,000,000

                             THE EARTHGRAINS COMPANY
                                  Common Stock
                                 Preferred Stock
                                 Debt Securities
                            Stock Purchase Contracts
                              Stock Purchase Units

                             EARTHGRAINS FINANCING I
        Trust Preferred Securities Guaranteed by The Earthgrains Company
                          -----------------------------


     This Prospectus describes Securities which The Earthgrains Company and/or Earthgrains Financing I may issue and sell at various times. A more detailed description of the Securities is contained in this Prospectus.

        o The Securities may be shares of common or preferred stock of The Earthgrains Company, debt securities of The Earthgrains Company, stock purchase contracts and units of securities of The Earthgrains Company, trust preferred securities of Earthgrains Financing I and a guarantee of the trust preferred securities of Earthgrains Financing I by The Earthgrains Company.
        o The Securities to be issued under this Prospectus may be offered as separate series or issuances at an aggregate initial public offering price not to exceed $750,000,000 (or the equivalent amount in other currencies).

     We will determine the terms of each series of Securities (including, as applicable, the specific designation, aggregate principal amount, interest rates, maturity, redemption provisions and other terms) at the time of sale, and we will describe those terms in a Prospectus Supplement which we will deliver together with this Prospectus at the time of the sale.

     We may sell Securities directly to investors or through underwriters, dealers or agents. More information about the way we will distribute the Securities is under the heading "Plan of Distribution." Information about the underwriters or agents who will participate in any particular sale of Securities will be in the Prospectus Supplement relating to that series of Securities.

     See the information under the heading "Risk Factors" starting on page 3, which describes certain factors you should consider before purchasing the Securities.

     Our principal offices are at 8400 Maryland Avenue, St. Louis, Missouri 63105, and our telephone number is (314) 259-7000.

                        -------------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is July 13, 2000.

     We have not authorized anyone to give any information or to make any representations concerning the offering of the Securities except that which is in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives or makes any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

                                TABLE OF CONTENTS

  Table of Contents.....................................................2
  Where You Can Find More Information...................................2
  Risk Factors..........................................................3
  Information About Earthgrains.........................................5
  Information About Earthgrains Financing I.............................6
  Use of Proceeds.......................................................7
  Ratio of Earnings to Fixed Charges....................................8
  Description of Capital Stock..........................................8
  Description of Debt Securities.......................................14
  Description of Stock Purchase Contracts and Stock Purchase Units.....20
  Description of Trust Preferred Securities............................20
  Description of Trust Preferred Guarantee.............................21
  Plan of Distribution.................................................24
  Legal Opinion........................................................25
  Experts..............................................................25


                       WHERE YOU CAN FIND MORE INFORMATION

     Earthgrains files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

     The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Securities. This Prospectus is part of a registration statement we filed with the SEC.

     o    Our Annual Report on Form 10-K for the year ended March 28, 2000.

     o    Our Current Reports on Form 8-K filed May 31, 2000 and June 1, 2000.

     o    Our Proxy   Statement   relating  to  our  2000   Annual   Meeting  of
          Shareholders, filed June 15, 2000.

     You may receive a copy of any of these filings, at no cost, by writing or calling the Investor Relations Department, The Earthgrains Company, 8400 Maryland Avenue, St. Louis, Missouri 63105, telephone 314-259-7000. You can also find information about Earthgrains at our Internet website at http://www.earthgrains.com.

     We have filed with the SEC a Registration Statement to register the Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

                                  RISK FACTORS

Forward-Looking Statements

     Certain statements under this heading and under the heading "Information about Earthgrains" in this prospectus, as well as certain information incorporated by reference which is referred to under the heading "Where You Can Find More Information," constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information involves risks and uncertainties and may be affected by many factors, some of which are beyond our control. These factors include:

     o    competitive pricing,

     o    the costs of raw materials,

     o our ability to realize projected savings from productivity and product-quality improvements,

     o our ability to continue to participate in industry consolidation and to successfully integrate acquired businesses,

     o economic conditions in the countries in which we operate, including currency exchange rates and interest rates,

     o    legal proceedings to which we may become a party, and

     o other factors described in this section and in our filings with the SEC.

Competition

     The packaged bakery products business is highly competitive. We face intense price, product, and service competition for all of our products. We compete on the basis of product quality, price, brand loyalty, effective promotional activities, and our ability to identify and satisfy emerging consumer preferences. Customer service, including frequency of deliveries and maintenance of fully stocked shelves, also is an important competitive factor.

     We compete with other national and regional wholesale bakeries, large grocery chains that have captive or in-store bakeries, small retail bakeries, and many producers of alternative foods. Some of our competitors have significantly greater financial resources than we do.

     Our ability to sell our products depends on our ability to attain store shelf space in relation to competing brands and other food products. Our future growth will depend on our ability to continue streamlining and reducing operating costs, maintaining effective cost control programs, improving branded product mix, taking advantage of industry consolidation opportunities, developing successful new products, maintaining effective pricing and promotion of our products, and providing superior customer service. If we are not successful in our competitive efforts, it could adversely affect our financial condition and, as a result, the value of the Securities and our ability to make any required payments on the Securities.

Raw Materials Prices and Availability

     Our products require a large volume of various agricultural products, including wheat for flour, soybean oil for shortening, and corn for high fructose corn syrup. Agricultural commodities represented 22-25% of the cost of our products sold during each of the last three fiscal years. The commodity markets have experienced, and may continue to experience, significant price volatility. The price and supply of raw materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, government regulations, and legislation affecting agriculture. Commodity prices have declined significantly from record levels in 1996 and 1997. We cannot predict what future commodity price levels will be. A significant increase in commodity prices could significantly reduce our profitability if we are not able to pass along the price increases through increased prices for our products, or if we cannot offset these commodity price increases with cost reductions, or if our sales volumes decline because of increases in our prices.

     We regularly enter into futures contracts or hedging contracts to protect us against increases in prices for our raw materials. If market prices fall after we enter into such contracts, we may pay more than market price for the raw materials subject to those arrangements.

Risks of Acquisitions

     We have made several significant acquisitions in the United States and Europe since we became an independent company in 1996, and we expect to continue making acquisitions to take advantage of continued consolidation in our industry. We have incurred significant amounts of indebtedness in connection with these acquisitions, and the acquired companies may require significant additional capital in the future. Our future success could be adversely affected if the operations of the acquired companies do not meet our expectations, or if we are not successful in integrating the acquired businesses with our existing businesses and in accomplishing our objectives of increasing efficiency. Our efforts to integrate these businesses with our existing businesses will require significant effort and attention from our management.

Holding Company Structure

     The Earthgrains Company is organized as a holding company, and substantially all of our operations are carried on through subsidiaries. As such, creditors of our subsidiaries would have a claim against the assets of our subsidiaries which would be prior to any claim we may assert (except to the extent we may be recognized as creditors of our subsidiaries) and prior to the claims of the holders of Securities. At June 20, 2000, the amount of debt of our subsidiaries to which the Securities would be effectively subordinated was $11.8 million. Our principal source of income is the dividends and distributions we receive from our subsidiaries. There are no limitations on our ability or the ability of our subsidiaries to incur additional debt in the future, except for certain restrictions on the ability of certain domestic (U.S.) subsidiaries to incur long-term debt, as described under "The Debt Securities-Certain Restrictions-Limitation on Funded Debt of Restricted Subsidiaries."

Risks of International Operations

     A significant portion of our business is based outside the United States, primarily in Spain, France and Portugal. We anticipate that we may continue to expand our international operations as suitable opportunities become available. International operations present various risks which do not apply to our domestic businesses, including currency exchange risks. Our foreign subsidiaries are subject to government regulation and political risk in each market in which they operate.

     Certain of our operations may at times in the future be subject to expropriation, confiscatory taxation or price controls, and political and economic changes may damage operating and growth prospects by causing political and regulatory uncertainty or economic difficulties.

Governmental Regulation

     The food industry is subject to regulation by federal, state and local government in the U.S. and by various governmental bodies in other countries. These regulations may affect our raw material costs, our production cost and the costs and methods involved in packaging and distributing our products. Antitrust laws and regulations may also affect our ability to make acquisitions or the manner in which we operate companies which we acquire.

Absence of Public Market for Certain of the Securities

     Our common stock is listed on the New York Stock Exchange. However, prior to the issuance of any other Securities, there will be no public trading market for such securities. We do not intend to list any of these other Securities on any national securities exchange. Although the underwriters for the various series of Securities may make a market in those Securities, they will not be obligated to do so. If a public market develops for any of these other Securities, there is no assurance that it will continue to be maintained. If there is not a public market for any of these other Securities, that may have an adverse effect on the market price of these other Securities.


                          INFORMATION ABOUT EARTHGRAINS

     Earthgrains is an international manufacturer, distributor and consumer marketer of fresh packaged bread and baked goods and refrigerated dough products.

     Our origins date back to 1925 when we began operations with one bakery. We became an independent, publicly-owned company on March 26, 1996, when Anheuser-Busch Companies, Inc. distributed the shares of Earthgrains to its shareholders in a spin-off. Anheuser-Busch acquired Earthgrains (then an independent public company named Campbell Taggart, Inc.) in 1982.

  o  Operating  Divisions.   Our  operations  are  divided  into  two  principal
     divisions:  Bakery Products and Refrigerated Dough Products.

  o  Worldwide Bakery Products.

     Domestic

     o Including the recently acquired Metz Holdings, Inc., we operate 64 bakeries and distribute our products primarily through approximately 5,000 company-owned delivery routes in the United States. Based on independent market data, for the 52-week period ended June 4, 2000, we were the overall dollar market share leader of supermarket sales for branded packaged fresh baked bread, buns, rolls and shelf-stable bagels in the geographic markets in which we operate, with a dollar market share of approximately 17.2% excluding licensed brands, and approximately 21.2% including Earthgrains licensed brands. We manufacture and distribute fresh-baked goods such as baked breads, rolls, bagels, snack cakes and other sweet goods in various states throughout the South, Southeast, Southwest, Midwest, Upper Midwest and West. Our primary brands for fresh baked goods are Earth Grains(R), Colonial(TM), Rainbo(R), IronKids(R), Grant's Farm(R), Heiner's(TM), Kern's(TM), San Luis Sourdough(R), Old Home(R), Master(R), and Mother's(TM). We also sell our products in selected markets under the licensed brands Sunbeam(R), Pillsbury(R), Healthy Choice(R), Country Hearth(R), Roman Meal(R)Holsum(R), Taystee(R), Sun Maid(R) and D' Italiano(R). We sell our snack cakes and other sweet goods principally under the Break Cake(TM) company brand and the Mickey(R)licensed brand. We also manufacture similar fresh-baked goods for sale under the brand names of our customers. In addition, we supply specialty breads and rolls, sandwich buns and other products to food service customers including major fast food and family restaurant chains.

     International

     o In Europe, Bimbo, S.A., our Spanish subsidiary, operates ten bakeries in Spain (including the Canary Islands) and one bakery in Portugal. Based on independent market data, we believe that Bimbo is the dollar market share leader in supermarket sales of packaged branded fresh-baked sliced bread, buns, snack cakes, sweet buns and brioche in Spain, and is second in dollar market share for packaged branded fresh-baked sliced bread and buns in Portugal. These products are sold primarily under the Bimbo(R), Martinez(R), Silueta(R), Semilla de Oro(R), and Madame Brioche(R) brand names.

  o  Refrigerated Dough Products.

     Domestic

     o In the United States, the Refrigerated Dough division manufactures refrigerated canned dough products, cookie dough products and other products, in two plants. Products include specialty biscuits, dinner rolls, danishes, cookie dough, crescent rolls, breadsticks, cinnamon rolls, pizza crusts, pie crusts and toaster pastries. These products are sold under different store brands throughout the United States. We are one of only two manufacturers of canned refrigerated dough in the United States. In addition, we believe that we are the only manufacturer of store brand (private label) canned refrigerated dough products in the United States, and we produce store brand toaster pastries. Our Refrigerated Dough Products division ranked second in dollar market share of supermarket sales for packaged refrigerated dough products in the United States, with a dollar market share of approximately 14.2% for the 52-week period ended June 4, 2000. Our refrigerated dough products are also sold under the Merico(R)brand name and our refrigerated English muffins are sold under the Merico(R)brand and the Sun Maid(R)licensed brand.

     International
     o In Europe, our Refrigerated Dough Division operates four refrigerated dough plants in France and sells refrigerated dough products primarily in France and Germany. It is the only manufacturer of canned refrigerated dough in Europe. We also make rolled dough, which is used to prepare foods such as quiches, tarts and pies. In France, where we are the largest in supermarket sales of packaged refrigerated dough products, we sell canned dough and rolled dough under various store brands as well as under our CroustiPate(R), Raulet(R) and HappyRoll(R) brands, and we sell these products throughout Europe through contract packaging arrangements with major international food companies.

                    INFORMATION ABOUT EARTHGRAINS FINANCING I

     Earthgrains Financing I is a Delaware statutory business trust (the "Trust") created pursuant to (i) a Trust Agreement executed by Earthgrains, as the depositor for the Trust, and the trustees of the Trust (which are described below) and (ii) the filing of a certificate of trust with the Delaware Secretary of State. The Trust Agreement will be amended and restated in its entirety substantially in the form filed as an exhibit to the Registration Statement. The Trust will also be qualified as an Indenture under the Trust Indenture Act of 1939. The Trust exists for the exclusive purposes of:

     o    Issuing Trust Preferred  Securities and Trust Common  Securities.  The
          Common  Securities  of  the  Trust  represent   undivided   beneficial
          interests in the assets of the Trust.

     o Investing the proceeds received by the Trust from the sale of Trust Preferred Securities and Trust Common Securities in Debt Securities of Earthgrains.

     o Engaging in only those other activities necessary or incidental to accomplish the above.

     All of the Trust Common Securities will be directly or indirectly owned by Earthgrains. The Trust Common Securities will rank pari passu with the Trust Preferred Securities, except that, upon an event of default under the Trust Agreement, the rights of the holders of the Trust Common Securities to distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities.

     Earthgrains will directly or indirectly acquire Trust Common Securities in a liquidation amount equal to 3% of the total capital of the Trust. The Trust has a term of approximately 25 years but may dissolve earlier, as provided in the Trust Agreement. The Trust's business and affairs will be conducted by its trustees, including a Property Trustee (as defined below), a Delaware Trustee (as defined below) and three individual trustees (the "Administrative Trustees") who are employees or officers of or affiliated with Earthgrains (the "Earthgrains Trustees") appointed by Earthgrains as the holder of the Trust Common Securities. The holder of the Trust Common Securities of the Trust, or the holders of a majority in liquidation amount of the related Trust Preferred Securities if an event of default under the Trust Agreement for the Trust has occurred and is continuing, will be entitled to appoint, remove or replace the Property Trustee and/or the Delaware Trustee. The holders of the Trust Preferred Securities have the right to appoint, remove or replace the Administrative Trustees.

     The duties and obligations of the Earthgrains Trustees will be governed by the Trust Agreement. One Earthgrains Trustee will be a financial institution that is not affiliated with Earthgrains and has combined capital and surplus of not less than $50,000,000. That trustee will act as property trustee and as indenture trustee for the purposes of the Trust Indenture Act of 1939 (the "Property Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of Delaware law, one Earthgrains Trustee will have a principal place of business or reside in the State of Delaware (the "Delaware Trustee"). Earthgrains will pay all fees and expenses related to the Trust and the offering of the Trust Preferred Securities and Trust Common Securities. The payment of periodic distributions with respect to the Trust Preferred Securities and payment on liquidation, redemption or otherwise with respect to the Trust Preferred Securities will be guaranteed by Earthgrains, but only to the extent described in this Prospectus. See "Description of the Trust Preferred Securities Guarantees." Our obligations under the Trust Preferred Securities Guarantees will be subordinate and junior in right of payment to all of our other liabilities and will rank pari passu with our most senior preferred shares, if any.

     The office of the Delaware Trustee for the Trust is The Bank of New York (Delaware), Attn: Corporate Trust Dept., 23 White Clay Center, Route 273, Newark, Delaware 19711. The address for the Trust is c/o Earthgrains, the depositor for the Trust, at 8400 Maryland Avenue, St. Louis, Missouri 63105.


                                 USE OF PROCEEDS

     Unless we indicate otherwise in the Prospectus Supplement which accompanies this Prospectus, we intend to use the proceeds of the Securities for acquisitions, capital expenditures, repayment of short-term borrowings, working capital and other general corporate purposes. Before we use the proceeds for these purposes, we may invest them in short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of our earnings to fixed charges for the periods indicated. We do not show information for periods prior to the year ended March 26, 1996 because information reflecting what our expenses would have been as an independent company are not available. Prior to the spin-off from Anheuser-Busch in 1996, Anheuser-Busch provided funds to Earthgrains by intercompany advances, without interest charges.

     We have computed these ratios by dividing earnings available for fixed charges (income before income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).


                                                                    For the Year Ended
                                           ------------------------------------------------------------

                                            March 28,  March 30,   March 31,   March 25,     March 26,
                                              2,000      1999        1998         1997          1996
                                                                                            (pro forma)
                                           ------------------------------------------------------------

Ratio of earnings to fixed charges          3.6x (1)   3.3x (1)    5.9x           3.1x(1)   (1) (2)

---------------------
(1)  These calculations reflect certain unusual and non-recurring  items. Fiscal
     2000 amounts include a one-time $5.4 million pretax write-off  related to a customer  bankrupcy;  fiscal 1999 includes a $28.0 million pretax provision for restructuring  and a $2.5 million pretax  nonoperating gain on the sale of property;  fiscal 1997  includes a $12.7  million  pretax  provision for restructuring;  fiscal 1996  includes a $3.0 million  pretax  provision for restructuring,  a $7.8  million  pretax  charge for the Spanish  work force reduction  program and a $7.6 million pretax charge for a legal  settlement and other non-recurring  costs. If these non-recurring items were excluded, the ratios  would be 3.9x for the year ended March 28,  2000,  4.4x for the year ended March 30, 1999 and 4.4x for the year ended March 25,  1997,  and the  deficiency  (pro  forma)  for the year ended  March 26,  1996 would be approximately $21.6 million. Fiscal 2000, 1999, 1998, 1997 and 1996 amounts all include $4.9 million in pretax annual  goodwill  amortization  and $6.7
     million  in  depreciation  on  the  asset  write-up   related  to  purchase
     accounting for the acquisition of Earthgrains by Anheuser-Busch  Companies,
     Inc. in 1982.

(2) As a result of the historical loss incurred and incremental pro forma adjustments to represent Earthgrains as an independent company for this period, earnings were less than fixed charges for the year ended March 26, 1996. The coverage deficiency was approximately $40.0 million.

                          DESCRIPTION OF CAPITAL STOCK

     Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.0l per share. As of May 26, 2000, there were 42,297,077 shares of Common Stock outstanding, and no shares of Preferred Stock were outstanding.

     The following summary is not complete and is qualified by reference to the applicable provisions of Delaware law and our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and the Rights Agreement dated February 22, 1996 between us and the Boatmen's Trust Company, as rights agent. This is not a complete description of the important terms of Delaware law, our Certificate of Incorporation, By-Laws or the Rights Agreement. If you would like more information on the provisions of our Certificate of Incorporation, By-Laws or the Rights Agreement, you may review our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and our Rights Agreement, each of which is incorporated by reference as an exhibit to the Registration Statement we have filed with the SEC. See "Where You Can Find More Information."

Common Stock

     The holders of our Common Stock are entitled to one vote for each share they own on all matters voted on by our stockholders. The Common Stock does not have cumulative voting rights. Subject to any preferential or other rights of any outstanding series of Preferred Stock that may be designated by our Board of Directors, the holders of Common Stock will be entitled to such dividends as may be declared by our Board, and upon liquidation will be entitled to receive their pro rata portion of all assets of Earthgrains available for distribution to the holders of Common Stock. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our Common Stock. The Transfer Agent and Registrar for our Common Stock is ChaseMellon Shareholder Services, L.L.C.

Preferred Stock

     Our Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix certain of the rights, preferences, privileges and restrictions applicable to such series, including the annual dividend rate, the time of payment for dividends, whether such dividends shall be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights. The Prospectus Supplement will describe the specific terms of any Preferred Stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

   General.

     Delaware law, our Certificate of Incorporation and our By-Laws contain provisions that could make it more difficult for someone to acquire control of Earthgrains by means of a tender offer, open market purchases, a proxy contest or otherwise.

   Classified Board of Directors; Removal of Directors.

     Our Certificate of Incorporation provides that we shall have at least three and not more than 12 directors, with the exact numbers of directors to be determined from time to time by a majority of our entire Board of Directors. We now have seven directors. The directors are divided into three classes, as nearly equal in number as is possible, serving staggered three-year terms. With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, is generally required to effect a change in a majority of the Board's members. As a result, the classification of the Board may discourage proxy contests for the election of directors, unsolicited tender offers or purchases of a substantial block of the Common Stock because it could prevent an acquiror from obtaining control of the Board of Directors in a relatively short period of time. In addition, pursuant to Delaware law and our Certificate of Incorporation, a director may be removed only for cause and only by the affirmative vote of holders of at least a majority of the outstanding shares of Common Stock entitled to vote. As a result, a classified Board of Directors delays stockholders who disagree with the policies of the Board of Directors from replacing directors, unless they can demonstrate that the directors should be removed for cause and obtain the requisite vote.

   Filling Vacancies on the Board.

     Our Certificate of Incorporation provides that, subject to the rights of holders of any shares of Preferred Stock, vacancies on the Board of Directors may be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by the sole remaining director. Accordingly, the Board could temporarily prevent any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees.

   No Stockholder Action by Written Consent; Special Meetings.

     Stockholder action can be taken only at an annual or special meeting of stockholders. Stockholder action by written consent in lieu of a meeting is prohibited. The special meetings of stockholders may be called only by the Chairman of the Board of Directors, the President or a majority of the entire Board of Directors. Stockholders may not call a special meeting or require that the Board of Directors call a special meeting. Moreover, the business conducted at any special meeting is limited to the purposes specified in the written notice of the meeting. The provision prohibiting stockholder action by written consent may delay consideration of a stockholder proposal until the next annual meeting (unless a special meeting is called). These provisions prevent the holders of a majority of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors from using the written consent procedure to take stockholder action and from taking action by consent without giving all the stockholders entitled to vote on a proposed action the opportunity to participate. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Board of Directors, the Chairman of the Board of Directors and the President by calling a special meeting of stockholders prior to the time the Board of Directors, the Chairman of the Board of Directors or the President believes such consideration to be appropriate.

   Advance  Notice  Provisions   for  Stockholder  Nominations  and  Stockholder
   Proposals.

     Our By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for directors and with regard to business to be brought before an annual or special meeting of stockholders. The nomination procedure provides that, subject to any rights of holders of Preferred Stock, only persons who are nominated by or at the direction of the Board of Directors or by a stockholder who has given timely written notice to the Secretary prior to the meeting at which directors are to be elected will be eligible for election as directors. The business procedure provides that at an annual or special meeting only such business may be conducted as has been specified in the notice of meeting, brought before the meeting by or at the direction of the Board of Directors or by a stockholder who has given timely written notice to our Secretary of such stockholder's intention to bring such business before the meeting. If the officer presiding at a meeting determines that a person was not nominated in accordance with the nomination procedure, the nomination shall be disregarded. If the presiding officer determines that business was not brought before the meeting in accordance with the business procedure, the business will not be transacted. Although the By-Laws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Earthgrains and our stockholders.

   Fair Price Provision of Our Certificate of Incorporation.

     Our Certificate of Incorporation requires the approval of a majority of the outstanding shares of voting stock, excluding voting stock held by an interested stockholder (defined generally as the beneficial owner of more than 10% of our voting stock), in addition to any class vote required by law or otherwise, as a condition of certain "business combination" transactions with or for the benefit of an interested stockholder. This requirement does not apply in cases where either certain price criteria and procedural standards are satisfied or the transaction is approved by a majority of the Directors who are not affiliated with an interested stockholder and who either were Directors prior to the time the interested stockholder became an interested stockholder or were recommended or elected by a majority of such Directors. For purposes of our Certificate of Incorporation, the term business combination includes mergers or consolidations between us and an interested stockholder, transactions with an interested stockholder involving our assets or stock (or those of our subsidiaries) and transactions which increase an interested stockholder's percentage ownership of our stock.

   Delaware Anti-Takeover Law.

     We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless:

     o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     In general, Section 203 defines "business combination" to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

   Amendment of Certain Certificate of Incorporation and By-Law Provisions.

     Under Delaware law, stockholders have the right to adopt, amend or repeal the by-laws of a corporation. In addition, if the certificate of incorporation so provides, the by-laws may be amended by the Board of Directors. Our Certificate of Incorporation provides that our By-Laws may be amended by the affirmative vote of the majority of the Board of Directors or by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Earthgrains entitled to vote. Similarly, provisions set forth in our Certificate of Incorporation relating to the election and term of directors, the removal of directors, the prohibition of stockholder action without a meeting, calling a stockholders' meeting, the fair price provision, the elimination of personal liability of directors and the amendment of the our By-Laws may be amended only by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Earthgrains.

Rights Agreement

     Each share of our Common Stock carries with it an associated Right which is evidenced by the certificate representing the share. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.0l, at a purchase price of $100 per one-one hundredth of a share, subject to certain adjustments. Until the Rights become exercisable, or the earlier redemption or exchange of the rights, we have and will issue one Right with each share of Common Stock that is newly issued so that all shares of Common Stock will have Rights attached to them.

     The Rights will not become exercisable until (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the "Tender Offer Date") (the earlier of the dates described in (i) and (ii) is referred to as a "Distribution Date"). The Rights are not exercisable until a Distribution Date and will expire at the close of business on March 1, 2006, or such later date as our Board of Directors establishes, unless earlier redeemed by us as described below.

     Until the Distribution Date (or earlier exchange or redemption of the Rights) the Rights will be transferred with and only with the shares of Common Stock. Separate certificates for the rights will be issued as soon as practicable following a Distribution Date to holders of record of the Common Stock as of the Distribution Date. The Rights will then begin trading separately from our Common Stock.

     Each share of Series A Preferred Stock purchased upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share, and (ii) 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to 100 times the par value per share plus an amount equal to accrued and unpaid dividends and distributions to the date of such payment. Each share of Series A Preferred Stock will have 100 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive
100 times the amount per share of Common Stock received in such merger, consolidation or other transaction. These rights are protected by customary anti-dilution provisions. The shares of Series A Preferred Stock will, if issued, be junior to any other series of Preferred Stock authorized and issued by us, unless the terms of the series provide otherwise. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any Person becomes the beneficial owner of 15% or more of the then outstanding shares of our Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of
Earthgrains, upon terms and conditions determined by a majority of the Continuing Directors (as defined below) to be in the best interest of Earthgrains and our stockholders (a "Qualifying Offer")), each holder of a Right (other than an Acquiring Person, certain related parties and transferees) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of Earthgrains), having a value equal to two times the exercise price of the Right. The Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by Earthgrains as described below. Nonetheless, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. For purposes of the Rights Agreement, the term "Continuing Director" means any member of our Board of Directors who was a member of the Board on the effective date of the distribution of our Common Stock to the shareholders of Anheuser-Busch, and any person who is subsequently elected to our Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     If at any time following the Stock Acquisition Date:

     o Earthgrains is acquired in a merger or business combination transaction in which Earthgrains is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer);

     o Earthgrains is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any other person or cash or any other property; or

     o more than 50% of the combined assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of Earthgrains as specified in the Rights Agreement), each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     In order to prevent dilution, the purchase price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time in accordance with the terms of the Rights Agreement. With certain exceptions, no adjustments in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price.

     Generally, at any time until ten business days following the Stock Acquisition Date, Earthgrains may redeem the Rights in whole, but not in part, at a price of $.0l per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.0l redemption price.

     Until a Right is exercised, the holder of the Right will have no rights as a stockholder of Earthgrains, including the right to vote or to receive dividends.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date, other than the redemption price and the number of one one-hundredths of a share of Series A Preferred Stock for which a right is exercisable, and the purchase price may not be reduced. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement, except that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable. The final expiration date of the Rights may be extended and the Purchase Price may be increased at any time prior to a Stock Acquisition Date or a Tender Offer Date.

     The summary description of the Rights set forth above does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference as an exhibit to the registration Statement.

Indemnification Agreements and Insurance

     We maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Earthgrains, or is or was a director or officer of Earthgrains serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power or the obligation to indemnify him against such liability under the provisions of our Certificate of Incorporation and By-Laws.

     We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require us to indemnify the officers and directors to the fullest extent permitted by law and to advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. We must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements, and cover executive officers and directors under our directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in our Certificate of Incorporation and By-Laws, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides. Such unilateral action is possible with respect to the relevant provisions of the By-Laws, at least as to prospective elimination of such rights.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of any Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is incorporated by reference as an exhibit to the Registration Statement we have filed with the SEC. See "Where You Can Find More Information."

     We will issue the Debt Securities under an Indenture dated as of April 1, 1999 between us and The Bank of New York, as trustee. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

General

     The Debt Securities will be senior unsecured obligations of Earthgrains.

     The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series, each of which may have different terms. If we so indicate in the Prospectus Supplement for any series, we may treat a subsequent offering of Debt Securities as a part of the same series as that series.

     The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

     o   The title of the Debt Securities.

     o The total principal amount of the series of Debt Securities, and whether we may treat a subsequent offering of Debt Securities as a part of the same series as that series.

     o The date on which the principal and interest will be paid, any rights we may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.

     o The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the Prospectus Supplement, and the interest rate may be subject to adjustment.

     o The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

     o Where payments on the Debt Securities will be made, if it is other than the office mentioned under "Payments on Debt Securities; Transfers" below.

     o If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

     o Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.

     o Any additional Events of Default or covenants that will apply to the Debt Securities.

     o The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.

     o If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

     o If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.

     o If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.

     o   Any other special terms that may apply to the Debt Securities.

Payments on Debt Securities; Transfers

     We will make payments on the Debt Securities to the persons in whose names the securities are registered at the close of business on the record date for the interest payments. As explained under "Book-Entry Debt Securities" below, The Depository Trust Company or its nominee will be the initial registered holder unless the Prospectus Supplement provides otherwise.

     Unless we indicate otherwise in the Prospectus Supplement, we will make payments on the Debt Securities at the Trustee's office, which is now located at 101 Barclay Street, New York, New York 10286. Transfers of Debt Securities can be made at the same offices. (Sections 202, 301, 305, 307 and 1002)

Form and Denominations

     Unless we otherwise indicate in the Prospectus Supplement:

     o We will issue the Debt Securities of each series only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

     o We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Section 305)

Certain Restrictions

   Creation of Secured Indebtedness

     Under the Indenture, we and our Restricted Subsidiaries (defined below) may not create, assume, guarantee or permit to exist any indebtedness for borrowed money which is secured by a pledge of, or a mortgage or lien on, any Principal Plants (defined below) or on any of our Restricted Subsidiaries' capital stock, unless we also provide equal and ratable security for the Debt Securities. A "Restricted Subsidiary" is a subsidiary which owns or operates a Principal Plant, unless it is incorporated or has its principal place of business outside the United States, and any other subsidiary which we elect to treat as a Restricted Subsidiary. A "Principal Plant" is any of our production facilities, but does not include a facility which our Board of Directors determines shall not be treated as a Principal Plant, as long as all such plants which are determined not to be Principal Plants, taken together, are not of material importance to the total business conducted by Earthgrains and our Subsidiaries. Our Board of Directors may change any such designation of a facility as a Principal Plant or as excluded from the category of Principal Plant at varying times, subject to the limit described in the preceding sentence.

     The restriction described in the preceding paragraph does not apply to:

     o purchase money liens, including liens for indebtedness incurred in connection with the acquisition or construction of a Principal Plant (so long as we incur the indebtedness within 180 days after the acquisition or completion of construction of such Principal Plant),

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

     o    liens existing on property when we acquire it,

     o liens on property of a Restricted Subsidiary when it becomes a Restricted Subsidiary,

     o liens to secure the cost of development or construction of property, or improvements of property, and which are released or satisfied within 180 days after completion of the development or construction,

     o liens in connection with the acquisition or construction of Principal Plants or additions thereto financed by tax-exempt securities,

     o    liens   securing   indebtedness   to  Earthgrains  or  a  wholly-owned
          Restricted Subsidiary by a Restricted Subsidiary,

     o    liens existing at the date of the Indenture,

     o liens on property of a corporation existing at the time such corporation is merged with or consolidated with Earthgrains or a Restricted Subsidiary, or at the time Earthgrains or a Restricted Subsidiary acquires all or substantially all of the properties of such corporation,

     o liens in favor of the United States government or any U.S. state government incurred in connection with financing the acquisition or construction of properties pursuant to a statute or a contract with any such governmental body,

     o extensions, renewals or replacements of the liens referred to above. (Section 1006(a))

There is an additional exception described below under "Basket Amount."

   Sale-Leaseback Financings

     Under the Indenture, neither we nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving a Principal Plant, except a sale by us to a Restricted Subsidiary or a sale by a Restricted Subsidiary to us or another Restricted Subsidiary or a lease not exceeding three years, by the end of which we intend to discontinue use of the property, unless:

     o the net proceeds of the sale are at least equal to the fair market value of the property, and

     o within 180 days of the transfer we repay Funded Debt (defined below) and/or make expenditures for the expansion, construction or acquisition of a Principal Plant at least equal to the net proceeds of the sale. (Section 1007)

         There is an additional exception described below under "Basket Amount."

   Basket Amount

     In addition to the exceptions described above under "Creation of Secured Indebtedness" and "Sale-Leaseback Financings" the Indenture allows additional secured indebtedness and additional sale-leaseback financings as long as the total of the additional indebtedness and the fair market value of the property transferred in the additional sale-leaseback financings does not exceed 5% of our consolidated total assets. (Sections 1006(d) and 1007(c))

   Limitation on Funded Debt of Restricted Subsidiaries

     We may not permit any Restricted Subsidiary to create, assume or permit to exist any Funded Debt other than:

     o Funded Debt secured by a mortgage, pledge or lien which is permitted under the provisions described above under "Creation of Secured Indebtedness,"

     o   Funded Debt owed to us or any wholly-owned Restricted Subsidiary,

     o Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary,

     o Funded Debt created in connection with, or with a view to, compliance with the requirements of any program, law, statute or regulation of any federal, state or local governmental authority and applicable to the Restricted Subsidiary and providing financial or tax benefits to the Restricted Subsidiary which are not available directly to us, or not available on as favorable terms,

     o   guarantees existing at the date of the Indenture, and

     o other Funded Debt which, when added to outstanding secured debt and sale-leaseback financings permitted under the provision described under "Basket Amount" above, does not exceed 10% of our consolidated total assets. (Section 1008)

     "Funded Debt" means indebtedness for money borrowed and indebtedness represented by notes, debentures and other similar evidences of indebtedness, including purchase money indebtedness, having a maturity of more than twelve months from the date of determination or having a maturity of less than twelve months but by its terms being renewable or extendible beyond twelve months at our option, subject only to conditions which we are then capable of fulfilling, and guarantees of similar indebtedness of others, except that Funded Debt does not include:

     o   Any indebtedness of a person held in treasury by that person; or

     o Any indebtedness with respect to which sufficient money has been deposited or set aside in trust to pay the indebtedness; or

     o Certain contingent obligations in respect of indebtedness of other persons, such as keep-well, maintenance of working capital or earnings or similar agreements.

    Merger

     We may not consolidate with or merge into any other corporation or transfer or lease our properties and assets substantially as an entirety unless certain conditions are met, including the assumption of the securities by any successor corporation. (Sections 801 and 1006)

Modification or Amendment of the Indenture

     We may modify and amend the Indenture if the holders of a majority in principal amount of the outstanding Debt Securities affected by the modification or amendment give their consent, except that no supplemental indenture may reduce the principal amount of or interest or premium payable on any Debt Security, change the maturity date or dates of principal, the interest payment dates or other terms of payment, or reduce the percentage of holders necessary to approve a modification or amendment of the Indenture, without the consent of each holder of outstanding Debt Securities affected by the supplemental indenture. (Section 902)

     We and the Trustee may amend the Indenture without the holders' consent for certain specified purposes, including any change which is not otherwise inconsistent with the Indenture and which does not materially adversely affect the holders' interests. (Section 901)

Defeasance

     The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to your Debt Securities, we may elect either:

     o to be discharged from all our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt

         Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

     o to be released from the restrictions described above relating to liens, sale-leaseback transactions, Funded Debt of Restricted Subsidiaries and certain other restrictions and obligations of Earthgrains contained in the Indenture (specifically not including, however, the obligation of Earthgrains to pay the principal of or interest on any Debt Securities).

     To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

Events of Default, Notice and Waiver

     An Event of Default in respect of any series of Debt Securities means:

     o   default for 30 days in any payment of interest;

     o   default in payment of principal or premium when due;

     o default in payment of any sinking fund amount in accordance with the terms of such Debt Security;

     o default in performance of or breach of any covenant in the Indenture which applies to the series which continues for 60 days after notice to Earthgrains by the Trustee or by the holders of 25% in principal amount of the outstanding Debt Securities of the affected series;

    o default in our payment of indebtedness which we have incurred or guaranteed exceeding $30 million or acceleration of the maturity such indebtedness exceeding $30 million;

     o   certain events of bankruptcy, insolvency and reorganization; and

     o any other events which are designated as Events of Default in respect of that series. (Section 501)

     If an Event of Default occurs and is continuing in respect of one or more series, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of those series may declare the principal of and accrued interest, if any, on all securities of those series to be due and payable. If other specified Events of Default occur and are continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of all series may declare the principal of and accrued interest, if any, on all the outstanding Debt Securities to be due and payable. (Section 501)

     Within 60 days after a default in respect of any series of Debt Securities, the Trustee must give to the holders of the Debt Securities of that series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the Trustee may withhold the notice if it in good faith determines that it is in the interest of the holders. The term "default" means, for this purpose, the occurrence of any event that, upon notice or lapse of time, would be an Event of Default. (Section 602)

     Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by the holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Sections 6.1 through 6.13)

     Subject to the Trustee's duty during default to act with the required standard of care, the Trustee has the right to be indemnified by the holders of Debt Securities issued under the Indenture before proceeding to exercise any right or power under the Indenture at the request of the holders. (Section 603(e)) The holders of a majority in principal amount of the outstanding

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

securities of any series (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee in respect of the securities of that series. (Section 512)

     The holders of a majority in principal amount of the outstanding securities of all series affected by a default (voting as a single class) may, on behalf of the holders of all that securities, waive the default except a default in payment of the principal of or premium, if any, or interest on any security. (Section 513) The holders of a majority in principal amount of outstanding securities of all series entitled to the benefits thereof (voting as a single class) may waive compliance with certain covenants under the Indenture. (Section
1011)

     We will furnish to the Trustee, annually, a statement as to the fulfillment by us of our obligations under the Indenture. (Section 1004)

Regarding the Trustee

     The Bank of New York is the Trustee under the Indenture. The Bank of New York also is a party to our credit agreement, under which it has committed to lend us up to $30 million, and it may provide other banking services to us.

Book-Entry Debt Securities

     The Prospectus Supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

     The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

     We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Earthgrains nor the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

     DTC has  informed  us  that,  when it  receives  any  payment  on a  global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of the participants.

     A global security representing a series will be exchanged for certificated Debt Securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we don't appoint a

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

successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the 1934 Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue Stock Purchase Contracts, representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of our Common Stock at a future date or dates. The price per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set out in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of Stock Purchase Units consisting of a Stock Purchase Contract and Debt Securities or Trust Preferred Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice-versa, and these payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units.


                    DESCRIPTION OF TRUST PREFERRED SECURITIES

     The Trust may issue a series of Trust Preferred Securities having the terms described in the Prospectus Supplement relating to the offering of the Trust Preferred Securities. The Trust Agreement authorizes the Trustees of the Trust to issue one series of Trust Preferred Securities on behalf of the Trust. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Trust Preferred Securities will have those terms, including terms relating to distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions, that will be set forth in the Trust Agreement or made part of the Trust Agreement by the Trust Indenture Act. The Prospectus Supplement relating to the Trust Preferred Securities being offered by the Trust includes the following information concerning the Trust Preferred Securities:

     o   The distinctive designation of such Trust Preferred Securities.

     o   The number of Trust Preferred Securities issued.

     o The annual distribution rate (or method of determining such rate) for Trust Preferred Securities and the date or dates upon which such distributions shall be payable.

     o Whether distributions on Trust Preferred Securities shall be cumulative, and, in the case of Trust Preferred Securities having such cumulative distribution rights, the date or dates or method determining the date or dates from which distributions on Trust Preferred Securities shall be cumulative.

     o The amount or amounts which shall be paid out of the assets of such trust to the holders of Trust Preferred Securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust.

     o The obligation, if any, of the Trust to purchase or redeem Trust Preferred Securities and the price or prices at which, the period or periods within which and the terms and conditions upon which Trust Preferred Securities issued by the Trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation.

     o The voting rights, if any, of Trust Preferred Securities issued by the Trust in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for the approval by the holders of Trust Preferred Securities as a condition to specified action or amendments to the Trust Agreement.

     o Whether the Trust Preferred Securities will be issued in the form of one or more global securities.

     o   Any other  relevant  rights,  preferences,  privileges,  limitations or
         restrictions  of  Trust  Preferred   Securities  issued  by  the  Trust
         consistent with the Trust Agreement or with applicable law.

All Trust Preferred Securities offered by the Trust will be guaranteed by Earthgrains to the extent set forth below under "Description of Trust Preferred Guarantees." United States federal income tax considerations applicable to any offering of Trust Preferred Securities will be described in the Prospectus Supplement relating to that offering.

     In connection with the issuance of the Trust Preferred Securities, the Trust will issue a series of Trust Common Securities. The Trust Agreement authorizes the Regular Trustees to issue on behalf of the Trust a series of Trust Common Securities having such terms including those relating to distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth in the Trust Agreement. The terms of the Trust Common Securities will be substantially identical to the terms of the Trust Preferred Securities issued by the Trust and the Trust Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Trust Preferred Securities except that, upon the occurrence and during the continuation of an event of default under the Trust Agreement, the rights of the holders of the Trust Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. Except in certain limited circumstances, the Trust Common Securities will also carry the right to vote and to appoint, remove or replace any of the Earthgrains Trustees. Earthgrains will own all of the Trust Common Securities directly or indirectly.

                    DESCRIPTION OF TRUST PREFERRED GUARANTEE

     This section describes some of the general terms of the Trust Preferred Guarantee that will be executed and delivered by Earthgrains for the benefit of the holders, from time to time, of Trust Preferred Securities. The Trust Preferred Guarantee Agreement under which the Trust Preferred Guarantee is issued will be qualified as an indenture under the Trust Indenture Act. The trustee under the Trust Preferred Guarantee (the "Guarantee Trustee") will be identified in the Prospectus Supplement, and will be a financial institution not affiliated with Earthgrains that has a combined capital and surplus of not less than $50,000,000. The terms of the Trust Preferred Guarantee will be those set forth in the Trust Preferred Guarantee and those made part of such Trust Preferred Guarantee by the Trust Indenture Act. If you would like more information on these provisions, you may review the form of the Trust Preferred Guarantee which is filed as an exhibit to the Registration Statement we have filed with the SEC. See "Where You Can Find More Information."

     We are summarizing certain important provisions of the Trust Preferred Guarantee. This is not a complete description of the important terms. You should refer to the specific terms of the Trust Preferred Guarantee for a complete statement of the terms of Trust Preferred Guarantee. When we use capitalized terms which we do not define here, those terms have the meanings given in the Trust Preferred Guarantee.

General

     Earthgrains will unconditionally agree, to the extent set forth in the Trust Preferred Guarantee and described below, to pay in full to the holders of the Trust Preferred Securities issued by the Trust the Trust Preferred Guarantee Payments (defined below), except to the extent paid by the Trust, as and when due, regardless of any defense, right of set-off or counterclaim which the Trust may have or assert. The "Trust Preferred Guarantee Payments" means, to the extent not paid by the Trust:

     o any accumulated and unpaid distributions that are required to be paid on the Trust Preferred Securities, but if and only to the extent that in each case Earthgrains has made a payment to the Property Trustee of interest, principal and premium, if any, on the Debt Securities held in the Trust as trust assets;

     o the redemption price, including all accrued and unpaid distributions, but if and only to the extent that in each case Earthgrains has made a payment to the Property Trustee of interest and principal on the Debt Securities held in the Trust as trust assets with respect to any Trust Preferred Securities called for redemption by the Trust; and

     o upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Debt Securities to the holders of Trust Preferred Securities or the redemption of all of the Trust Preferred Securities), the lesser of:

     o the aggregate of the liquidation amount and all accrued and unpaid distributions on such Trust Preferred Securities to the date of payment to the extent such the Trust has funds available therefor; or

     o the amount of assets of the Trust remaining available for distribution to holders of such Trust Preferred Securities in liquidation of the Trust.

The obligation of Earthgrains to make a Trust Preferred Guarantee Payment may be satisfied by direct payment of the required amounts by Earthgrains to the holders of Trust Preferred Securities or by causing the Trust to make the required payments.

     The Trust Preferred Guarantee will be a guarantee with respect to the Trust Preferred Securities issued by the Trust, but will not apply to any payment of distributions, except to the extent Earthgrains has made a payment to the Property Trustee of interest or principal on the Debt Securities held in the Trust as trust assets. If Earthgrains does not make interest payments on Debt Securities purchased by the Trust, the Trust will not pay distributions on the Trust Preferred Securities issued by the Trust and will not have funds available therefor and such payment obligation will therefore not be guaranteed by Earthgrains under the Trust Preferred Guarantee.

     The Company's obligations under the Trust Agreement for the Trust, the Trust Preferred Guarantee issued with respect to Trust Preferred Securities issued by the Trust, the Debt Securities purchased by the Trust and the

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Indenture in the aggregate will provide a full and unconditional  guarantee on a subordinated basis by Earthgrains of payments due on the Trust Preferred Securities issued by the Trust.

     Earthgrains has also agreed to unconditionally guarantee the obligations of the Trust with respect to the Trust Common Securities (the "Trust Common Guarantees") to the same extent as the Trust Preferred Guarantees, except that, upon an event of default under the Indenture, holders of Trust Preferred Securities under the Trust Preferred Guarantees shall have priority over holders of Trust Common Securities under the Trust Common Guarantee with respect to distributions and payments on liquidation, redemption or otherwise.

Certain Covenants of Earthgrains

     In the Trust Preferred Guarantee, Earthgrains will covenant that, so long as any Trust Preferred Securities issued by the Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under the Trust Preferred Guarantee or the declaration of the Trust, then

     o Earthgrains shall not declare or pay any dividend on, or make any distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock and

     o Earthgrains shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by it which rank junior to the Debt Securities.

However, the Trust Preferred Guarantee will except from the foregoing any stock dividends paid by Earthgrains, or any of its subsidiaries, where the dividend stock is of the same class as that on which the dividend is being paid.

Modification of the Trust Preferred Guarantee; Assignment

     Except with respect to any changes that do not adversely affect the rights of holders of Trust Preferred Securities in any material respect (in which case no vote will be required), the Trust Preferred Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Trust Preferred Securities issued by the Trust. The manner of obtaining the approval of holders of the Trust Preferred Securities will be set forth in the Prospectus Supplement. All guarantees and agreements contained in the Trust Preferred Guarantee shall bind the successors, assignees, receivers, trustees and representatives of Earthgrains and shall inure to the benefit of the holders of the Trust Preferred Securities of the Trust outstanding at that time.

Events of Default

     An Event of Default under the Trust Preferred Guarantee will occur upon the failure of Earthgrains to perform any of the payment or other obligations of Earthgrains under the Trust Preferred Guarantee. The holders of a majority in liquidation amount of the Trust Preferred Securities to which the Trust Preferred Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trust Preferred Guarantee Trustee in respect of the Trust Preferred Guarantee or to direct the exercise of any trust or power conferred upon the Trust Preferred Guarantee Trustee under the Trust Preferred Guarantee.

     If the Trust Preferred Guarantee Trustee fails to enforce the Trust Preferred Guarantee, any holder of Trust Preferred Securities relating to the Trust Preferred Guarantee may, after a period of 30 days has elapsed from such holder's written request to the Trust Preferred Guarantee Trustee to enforce the Trust Preferred Guarantee, institute a legal proceeding directly against Earthgrains to enforce the Trust Preferred Guarantee Trustee's rights under such Trust Preferred Guarantee without first instituting a legal proceeding against the Trust, the Trust Preferred Guarantee Trustee or any other person or entity.

     Earthgrains  will  furnish  to  the  Trust  Preferred   Guarantee  Trustee,
annually,  a statement as to the  performance  by  Earthgrains of certain of the

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

obligations of Earthgrains under the Trust Preferred Guarantee and as to any default in such performance and an officer's certificate as to compliance with all conditions under the Trust Preferred Guarantee.

Termination of Trust Preferred Guarantee

     The Trust Preferred Guarantee will terminate as to the Trust Preferred Securities issued by the Trust upon full payment of all distributions relating to the Trust Preferred Securities or the redemption price of all Trust Preferred Securities of the Trust, upon distribution of the Debt Securities held by the Trust to the holders of the Trust Preferred Securities of the Trust or upon full payment of the amounts payable in accordance with the declaration of the Trust upon liquidation of the Trust. The Trust Preferred Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities issued by the Trust must restore payment of any sums paid under the Trust Preferred Securities or the Trust Preferred Guarantee.

Status of the Trust Preferred Guarantee

     The Trust Preferred Guarantee will constitute an unsecured obligation of Earthgrains and will rank:

     o subordinate and junior in right of payment to all other liabilities of Earthgrains;

     o pari passu with the most senior Preferred Stock hereafter issued by Earthgrains and with any guarantee now or hereafter entered into by Earthgrains in respect of any Preferred Stock of any affiliate of Earthgrains; and

     o   senior to Earthgrains' Common Stock.

The terms of the Trust Preferred Securities provide that each holder of Trust Preferred Securities issued by the Trust agree to the subordination provisions and other terms of the Trust Preferred Guarantee by acceptance of such security.

     The Trust Preferred Guarantee Trustee is obligated to enforce the Trust Preferred Guarantee on behalf of the holders of the Trust Preferred Securities issued by the Trust. The holders of not less than a majority in aggregate liquidation amount of the Trust Preferred Securities issued by the Trust have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Trust Preferred Guarantee, including the giving of directions of the Trust Preferred Guarantee Trustee. If the Trust Preferred Guarantee Trustee fails to enforce the Trust Preferred Guarantee, any holder of Trust Preferred Securities issued by the Trust may institute a legal proceeding directly against Earthgrains, as guarantor, to enforce its rights under such Trust Preferred Guarantee, without first instituting a legal proceeding against the Trust or any other person or entity.

     The Trust Preferred Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Trust Preferred Guarantee without instituting a legal proceeding against any other person or entity).

                              PLAN OF DISTRIBUTION

     We may sell the Securities to or through one or more underwriters or dealers, and also may sell the Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of the Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Securities offered by the Prospectus Supplement.

     We may distribute the Securities at different times in one or more transactions. We may sell the Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

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

     In connection with the sale of the Securities, underwriters may receive compensation from us or from purchasers of the Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of the Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the Prospectus Supplement.

     We may agree to indemnify underwriters, dealers and agents who participate in the distribution of the Securities against certain liabilities, including liabilities under the 1933 Act.

     We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase the Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Securities, we will indicate that in the Prospectus Supplement.

     In connection with an offering of the Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Securities for their own account. In addition, underwriters may bid for, and purchase, Securities in the open market to cover short positions or to stabilize the price of the Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Securities in the offering if the underwriters repurchase previously distributed Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     Each series of Securities (other than our Common Stock) offered will be a new issue of securities and will have no established trading market. The Securities (other than our Common Stock) may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any Securities offered (other than with respect to our Common Stock).

                                  LEGAL OPINION

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Securities.


                                     EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Earthgrains for the year ended March 28, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Metz Baking Company and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the two year period ended December 31, 1999, incorporated in this Prospectus by reference from the Form 8-K filed on June 1, 2000 by Earthgrains, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

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